Filed pursuant to Rule 424(b)(5)
Registration File No. 333-149463

Subject to completion, dated March 17, 2008

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 10, 2008)

             Depositary Shares

Each Representing 1/100th of a Share of

            % Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

We are offering              depositary shares, each representing a 1/100th fractional interest in a share of             % Series B Cumulative Redeemable Preferred Stock.              shares of Series B preferred stock underlying the depositary shares will be deposited with Continental Stock Transfer & Trust Company, as depositary. As a holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Series B preferred stock represented thereby, including dividend, voting, redemption and liquidation rights and preferences. The proportionate liquidation preference of each depositary share is $25.00.

We will pay cumulative distributions on the Series B preferred stock underlying the depositary shares, from the date of original issuance, in the amount of $     per depositary share each year, which is equivalent to     % of the $25.00 liquidation preference per depositary share. Dividends will be payable quarterly in arrears, on January 15, April 15, July 15 and October 15, beginning on July 15, 2008. We may not redeem the Series B preferred stock underlying the depositary shares before March     , 2013, except in order to preserve our status as a real estate investment trust. On and after March     , 2013, we may, at our option, redeem shares of the Series B preferred stock, in whole or in part, by paying $2,500.00 per share ($25.00 per depositary share), plus any accumulated, accrued and unpaid dividends. The Series B preferred stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the depositary shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

During any period of time that both (i) the depositary shares (or the Series B preferred stock if no longer held in depositary form) are not listed on the New York Stock Exchange, or NYSE, the American Stock Exchange, or AMEX, or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, but any shares of Series B preferred stock are outstanding, we will (i) increase the cumulative cash distributions payable on the Series B preferred stock underlying the depositary shares to a fixed rate of $            per depositary share per year, which is equivalent to     % of the $25.00 liquidation preference, per depositary share and (ii) have the option to redeem the Series B preferred stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series B preferred stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

We will apply to list the depositary shares on the NYSE under the symbol “BFS PrB.” If the application is approved, we expect trading on the NYSE will commence within 30 days after the initial delivery of the depositary shares to the underwriters.

Investing in our depositary shares and preferred stock involves risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement and beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	Plus accrued dividends, if any, from March , 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to              additional depositary shares from us within 30 days following the date of delivery of the depositary shares to cover over-allotments, if any.

The underwriters expect the depositary shares offered hereby will be ready for delivery in book-entry form through The Depository Trust Company on or about March     , 2008.

Joint Book-Running Managers

RBC Capital Markets	Raymond James

Lead Manager

Ferris, Baker Watts

Incorporated

Co-Manager

Janney Montgomery Scott LLC

The date of this prospectus supplement is                     , 2008.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the date of incorporation by reference.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the depositary shares and the specific terms of the Series B preferred stock underlying the depositary shares and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the depositary shares and the Series B preferred stock underlying the depositary shares. We may also provide you with a free writing prospectus regarding the depositary shares and the underlying Series B preferred stock.

References to “we,” “us” or “our” refer to Saul Centers, Inc. and Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. References to “Saul Centers” refer solely to Saul Centers, Inc. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of December 31, 2007, owned an approximately 76.6% common partnership interest in the Partnership and a 100% Series A preferred partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold all of the limited partnership interests in the Partnership, which are represented by units. In general, units are convertible into shares of our common stock on a one-for-one basis.

In this prospectus supplement, the term “base rent” payable under any lease refers to the minimum rent under the lease calculated in accordance with generally accepted accounting principles, which we refer to as GAAP, and excluding expenses payable by or reimbursable from the tenant under the lease.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we “incorporate by reference” into this prospectus supplement, including documents that we subsequently file with the SEC, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues” and other similar words. These forward-looking statements are subject to certain known and unknown risks and uncertainties, not all of which can be predicted or anticipated. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements include:

•	risks that our tenants will not pay rent;

•	risks related to our reliance on shopping center “anchor” tenants and other significant tenants;

•	risks related to our ability to locate suitable tenants for its properties;

•	risks related to changes in real estate market conditions;

•

risks related to our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;

•	risks related to our substantial relationships with members of The Saul Organization;

•	risks related to the loss of any member of our management team;

•

risks of financing, such as increases in interest rates, restrictions imposed by our debt, our ability to meet existing financial covenants and our ability to consummate planned and additional financings on acceptable terms;

ii

•	risks related to our development activities;

•	risks related to our ability to integrate acquired properties and operations into existing operations;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks that planned and additional acquisitions or redevelopments may not be consummated, or if they are consummated, that they will not perform as expected;

•

risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, the relative illiquidity of real estate and environmental risks; and

•

risks related to Saul Centers’ status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to Saul Centers’ status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors described in the section captioned “Risk Factors” below and the section captioned “Risk Factors” beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference, as well as the other information in this prospectus supplement and the accompanying prospectus, before buying our depositary shares.

iii

SUMMARY

This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus, especially the “Risk Factors” section beginning on page S-8 of this prospectus supplement and the “Where You Can Find More Information” section beginning on page S-30 of this prospectus supplement, or any free writing prospectus as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

General

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business activity is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate.

As of December 31, 2007, our properties consisted of 43 community and neighborhood shopping center properties, five predominantly office operating properties and five development and/or redevelopment properties.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus supplement or the accompanying prospectus.

Management

Our executive officers have been with us or our predecessor companies for an average of 19 years and combined have over 190 years of experience with us or our predecessor companies.

Organizational Structure

We conduct our business through the Partnership and/or directly or indirectly owned subsidiaries. The following diagram depicts our organizational structure and beneficial ownership of the common and preferred stock of Saul Centers calculated pursuant to Rule 13d-3 of the Exchange Act as of December 31, 2007.

(1)	The Saul Organization’s ownership percentage in Saul Centers reported above does not include units of limited partnership interest of the Partnership held by The Saul Organization. In general, units are convertible into shares of our common stock on a one-for-one basis. However, approximately 4,224,000 out of the 5,416,415 units held by The Saul Organization are not convertible into our common stock because our articles of incorporation limit beneficial and constructive ownership (defined by reference to various Code provisions) to 39.9% in value of our issued and outstanding equity securities, which we refer to as the ownership limit. As of December 31, 2007, inclusion of approximately 1,192,000 units, put The Saul Organization at the ownership limit. Although The Saul Organization’s ownership was at the ownership limit as of December 31, 2007, as of such date, The Saul Organization continued to be able to purchase up to an additional 1,192,000 shares of our common stock because, for each additional share acquired, one fewer unit held by The Saul Organization would be convertible into shares of our common stock, and thus, the ownership limit would not be exceeded. Including the approximately 1,192,000 units as of December 31, 2007, The Saul Organization’s beneficial ownership of Saul Centers common stock would be approximately 48.2%.

Operating Strategy

We intend to achieve our long-term objectives of increasing cash flow from operations and maximizing capital appreciation of our real estate by adhering to our property acquisition, development, management and capital strategies, all of which emphasize long-term real estate value enhancement.

For the first nine years following our initial public offering in August 1993, we grew our cash flows primarily through selective repositioning and redevelopment projects within our existing portfolio. A key goal at the time of the IPO was to increase cash flow and value on existing properties through redevelopment and re-tenanting.

Since early 2002, with many of our previously existing properties having been renovated or developed, we have increased our focus on acquiring land sites for development and acquiring stabilized properties in locations characterized by favorable demographic trends.

In the future, we plan on continuing our expansion, redevelopment and repositioning activities within our current portfolio and applying prudent development and acquisition activities with an emphasis on the Washington, DC/Baltimore, MD metropolitan area and the southeastern region of the United States as well as other locations characterized by favorable demographic trends.

Our key operating strategies are highlighted below:

•

Own prime real estate—We seek to own and operate community and neighborhood shopping centers in densely populated areas which we believe exhibit favorable demographic trends including high median/average household incomes and population growth.

•

Maintain a diverse tenant base—Only two retail tenants, Giant Food (4.5%) and Safeway (3.0%), and one office tenant, the United States Government (2.7%), individually accounted for more than 2.5% of the Company’s total revenue for the year ended December 31, 2007. We believe that our relationships with our key tenants are stable.

•

Maintain a prudent capital structure—Given our strategy of long-term real estate ownership and consequent highly depreciated book values of our assets, we believe that our coverage ratios are an appropriate leverage measure. We intend, over the long-term, to maintain a ratio of total debt to total asset value of 50% or less. Asset value is the aggregate fair market value of our portfolio as reasonably determined by management by reference to the portfolio’s aggregate cash flow. At December 31, 2007, our management believed this ratio was 30.4%. While our financial leverage may fluctuate in conjunction with acquisition or development activities, we currently intend to maintain our leverage near present levels. We seek to minimize our exposure to variable rate debt and to utilize long-term debt financing consistent with our long-term ownership strategy. As of December 31, 2007, our variable rate debt as a percentage of total debt was only 1.5%, and the average maturity of our debt portfolio was 8.1 years.

•

Minimize portfolio rollover risk—Our leases are generally long-term in nature, which we believe mitigates the risks associated with lease rollovers. In our shopping center portfolio, average annual lease expirations through 2016 are 8.0%, with no one year exceeding 14.6% of our gross leasable area over that period. In our office portfolio, average annual lease expirations through 2016 are 10.2%, with no one year exceeding 19.1% of our gross leasable area over that period. We actively manage our lease portfolio and commence retenanting activities in advance of lease expirations.

Recent Developments

Recent Land Parcel Acquisitions

Westview Village. In November 2007, we purchased a 10.4 acre site in the Westview development on Buckeystown Pike (MD Route 85) in Frederick, Maryland. The purchase price was $5.0 million. Construction documents have been completed and site permits have been received for development of approximately 105,000 square feet of commercial space, including 60,000 square feet of retail shop space, 15,000 square feet of retail pads and 30,000 square feet of professional office space. We are currently marketing the space and have executed leases for 9,606 square feet of the retail space. We commenced site work construction in early 2008 and anticipate total construction and development costs, including land, to be approximately $26.0 million. Substantial completion of the building shell is scheduled for late 2008.

Northrock Land Parcel. In January 2008, we acquired approximately 15.4 acres of undeveloped land in Warrenton, Virginia. The site is located in the City of Warrenton at the southwest corner of the U. S. Route 29/211 and Fletcher Drive intersection. In January 2008, we commenced site work construction for Northrock Shopping Center, a neighborhood shopping center totaling approximately 103,000 square feet of leasable area. The Harris Teeter supermarket chain has executed a lease for a 52,700 square foot grocery store to anchor the center. The land purchase price was $12.5 million, and we anticipate total construction and development costs, including land, to be approximately $27.5 million. Substantial completion of construction is anticipated for mid 2009. We are negotiating construction financing to fund a portion of the total development costs of the Northrock project.

Proposed Acquisitions

In February 2008, we entered into an agreement with an unaffiliated third party to purchase three shopping center properties. These properties are:

•	Great Falls Center in Great Falls, Virginia, an approximately 89,000 square foot Safeway anchored center,

•	BJ’s Wholesale in Alexandria, Virginia, an approximately 115,000 square foot single tenant net ground lease property, and

•	Marketplace at Sea Colony in Bethany Beach, Delaware, an approximately 22,000 square foot neighborhood shopping center.

The total purchase price is expected to be approximately $60.6 million. We will assume $10.3 million in permanent financing and expect to obtain an additional $24.0 million in permanent financing subsequent to or at closing. The balance of the purchase price will be funded with the net proceeds of this offering. As of February 29, 2008, the three-property portfolio was 98% leased. We expect to close these acquisitions by the end of the first quarter of 2008; however, these acquisitions are subject to satisfactory completion of due diligence and other customary closing conditions. There can be no assurance that we will complete these acquisitions.

Proposed Development

Clarendon Center. We own an assemblage of land parcels (including our Clarendon and Clarendon Station operating properties) totaling approximately 1.5 acres adjacent to the Clarendon Metro Station in Arlington, Virginia. In June 2006, we obtained zoning approvals for a mixed-use development project to include up to approximately 45,000 square feet of retail space, 170,000 square feet of office space and 244 residential units. We have substantially completed construction documents. The total development costs are expected to be approximately $190.0 million, a portion of which will be funded with a construction loan that we are presently negotiating. An existing vacant building located on a portion of the land is being demolished to prepare this portion of the site for development, with site construction expected to commence in the spring of 2008. We estimate substantial completion of shell construction in late 2010.

The Offering

For a more complete description of the rights, preferences and other terms of the Series B preferred stock underlying the depositary shares specified in the following summary, please see the information under the caption “Description of Series B Preferred Stock and Depositary Shares” beginning on page S-20 in this prospectus supplement and “Description of Preferred Stock” and “Description of Depositary Shares” beginning on pages 3 and 8, respectively, in the accompanying prospectus.

Issuer	Saul Centers, Inc.

Securities Offered	depositary shares, each representing a 1/100th fractional interest in a share of % Series B Cumulative Redeemable Preferred Stock.

Dividend Rate and Payment Dates	Dividends on the offered shares are cumulative from the date of their original issue and are payable quarterly in arrears on the fifteenth day of January, April, July and October of each year, when and as declared, beginning on July 15, 2008. We will pay cumulative dividends on the Series B preferred stock underlying the depositary shares at the fixed rate of $ per depositary share each year, which is equivalent to % of the $25.00 liquidation preference per depositary share. The first dividend we will pay on July 15, 2008 will be for more than a full quarter and will cover the period from the first date we issue and sell the depositary shares through June 30, 2008. Dividends on the Series B preferred stock underlying the depositary shares will continue to accumulate even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay the dividends or our board of directors does not declare the payment of the dividends.

During any period of time that both (i) the depositary shares (or the Series B Preferred Stock if no longer held in depositary form) are not listed on the NYSE, the AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series B Preferred Stock are outstanding, we will increase the cumulative cash distributions payable on the Series B preferred stock underlying the depositary shares to a fixed rate of $         per depositary share per year, which is equivalent to     % of the $25.00 liquidation preference, per depositary share. See “Description of Series B Preferred Stock and Depositary Shares—Dividends” beginning on page S-21 of this prospectus supplement.

Liquidation Preference

The liquidation preference of each share of Series B preferred stock is $2,500.00 ($25.00 per depositary share). Upon liquidation, Series B preferred stockholders will be entitled to receive the liquidation preference with respect to their shares of Series B preferred stock plus an amount equal to accumulated but unpaid dividends with respect to such shares. See “Description of Series B Preferred Stock and

Depositary Shares—Liquidation Preference” on page S-22 of this prospectus supplement.

Optional Redemption	The Series B preferred stock underlying the depositary shares is not redeemable prior to March , 2013, except in limited circumstances relating to the preservation of our qualification as a REIT. On and after March , 2013, the Series B preferred stock will be redeemable at our option for cash, in whole or, from time to time, in part, at a price per share equal to $2,500.00 per share (or $25.00 per depositary share), plus all accumulated, accrued and unpaid dividends (whether or not declared) on each share of Series B preferred stock, if any, to the redemption date.

During any period of time that both (i) the depositary shares (or the Series B preferred stock if no longer held in depositary form) are not listed on the NYSE, the AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series B preferred stock are outstanding, we will have the option to redeem the Series B preferred stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series B preferred stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

Maturity	The Series B preferred stock underlying the depositary shares does not have any maturity date. Accordingly, the Series B preferred stock will remain outstanding indefinitely unless we decide to redeem them.

Restrictions on Ownership	Ownership by a single holder of more than 2.5% or, in the case of The Saul Organization, of more than 39.9%, in value of our issued and outstanding equity securities (which include the depositary shares) is restricted in an effort to ensure that we remain a qualified REIT for U.S. federal income tax purposes. See “Certain Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer” beginning on page 10 of the accompanying prospectus.

Ranking	The Series B preferred stock underlying the depositary shares will rank, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to shares of our common stock and on a parity with our outstanding 8% Series A Cumulative Redeemable Preferred Stock, which we refer to as our Series A preferred stock, and any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series B preferred stock.

Voting Rights

Holders of the depositary shares representing interests in the Series B preferred stock will generally have no voting rights. However, if dividends on any outstanding shares of Series B preferred stock have not been paid for six or more quarterly periods (whether or not declared or consecutive), holders of depositary shares representing interests in the Series B preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, including the Series A preferred stock) will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment.

In addition, certain material and adverse changes to the terms of the Series B preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series B preferred stock, voting as a separate class. See “Description of Series B Preferred Stock and Depositary Shares—Voting Rights” beginning on page S-24 of this prospectus supplement.

In any matter in which the Series B preferred stock may vote, each depositary share will be entitled to 1/100th of a vote.

Listing	We will apply to list the depositary shares on the NYSE under the symbol “BFS PrB.” If the application is approved, we expect trading on the NYSE will commence within 30 days after the initial delivery of the depositary shares to the underwriters. The Series B preferred stock is not listed and we do not expect that there will be any other trading market for the Series B preferred stock. We cannot assure you that our listing application will be approved within 30 days or at all.

Form	The depositary shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

Use of Proceeds	We intend to contribute the net proceeds from this offering to the Partnership in exchange for a preferred interest in the Partnership. The terms of the preferred interest in the Partnership will be substantially equivalent to the terms of the Series B preferred stock. The Partnership intends to use $26.3 million of the amounts received from us to purchase the properties described under “Summary—Recent Developments—Proposed Acquisitions” above. We intend to use up to an additional $22.0 million to reduce amounts outstanding under our unsecured revolving credit facility. With any remaining net proceeds, we intend to fund the development of the properties described under “Summary—Recent Developments—Recent Land Parcel Acquisitions” and “Summary—Recent Developments—Proposed Development” above.

Risk Factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement and beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference for a discussion of factors you should carefully consider before deciding to invest in our depositary shares.

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in our depositary shares or preferred stock. These risks are not the only ones faced by us. The trading price of the depositary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and in the documents incorporated herein by reference, particularly in the section captioned “Risk Factors” beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference.

Risks Relating to This Offering

There is no established market for the depositary shares and the market value of the depositary shares could be substantially affected by various factors.

The depositary shares are a new issue of securities with no established trading market. We intend to apply to list the depositary shares on the NYSE. We cannot assure you that our listing application will be approved by the NYSE. However, even if approved for listing by the NYSE, an active trading market on the NYSE for the depositary shares may not develop or last, in which case the trading price of the depositary shares could be adversely affected. If an active trading market does develop on the NYSE, the depositary shares may trade at prices higher or lower than their initial offering price.

The trading price of our depositary shares would also depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions;

•	our financial condition, results of operations and prospects; and

•

the matters discussed in this prospectus supplement under the captions “Risk Factors” and “Forward-Looking Statements” and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 under the caption “Risk Factors.”

We have been advised by some of the underwriters that they intend to make a market in our depositary shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on the Series B preferred stock is limited by the laws of Maryland. Under Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on the Series B preferred stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of the preferred shares then outstanding, if any, with preferences senior to those of the Series B preferred stock.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the Series B preferred stock.

Our organizational documents contain no limitation on the amount or percentage of indebtedness which we may incur. As of December 31, 2007, we had approximately $532.7 million of debt outstanding, $524.7 million of which was long-term fixed rate debt and was secured by 35 of our properties. The remaining $8.0 million of outstanding debt was borrowed under the revolving credit facility. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to our Series B preferred stock if we incur additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries. We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.

Our ability to issue preferred stock in the future could adversely affect the rights of holders of our preferred shares.

Our articles of incorporation authorize us to issue up to 1,000,000 shares of preferred stock in one or more series on terms determined by our board of directors. As of December 31, 2007, we had 40,000 shares of Series A preferred stock outstanding. However, the use of depositary shares enables us to issue significant amounts of preferred stock, notwithstanding the number of shares authorized by our articles of incorporation. Our future issuance of any series of preferred stock under our articles of incorporation could therefore effectively diminish our ability to pay dividends on, and the liquidation preference of, our Series B preferred stock.

SELECTED FINANCIAL INFORMATION

The following information is unaudited but was derived from our audited consolidated financial statements. The information is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk, which are included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(Dollars in thousands, except per share data)	As of or for the Year Ended December 31,
	2007	2006	2005	2004	2003
Operating Data:
Total revenue	$150,585	$137,978	$127,015	$112,842	$97,884
Operating expenses	105,203	97,505	89,990	79,135	70,738

Operating income	45,382	40,473	37,025	33,707	27,146
Non-operating income (loss)
Gain on property disposition	139	—	—	572	182

Income before minority interests	45,521	40,473	37,025	34,279	27,328
Minority interests	(8,818)	(7,793)	(7,798)	(8,105)	(8,086)

Net income	36,703	32,680	29,227	26,174	19,242
Preferred dividends	(8,000)	(8,000)	(8,000)	(8,000)	(1,244)

Net income available to common stockholders	$28,703	$24,680	$21,277	$18,174	$17,998

Per Share Data (diluted):
Net income available to common stockholders	$1.62	$1.43	$1.27	$1.12	$1.15

Basic and diluted shares outstanding
Weighted average common shares—basic	17,589	17,075	16,663	16,154	15,591
Effect of dilutive options	180	158	107	57	17

Weighted average common shares—diluted	17,769	17,233	16,770	16,211	15,608
Weighted average convertible limited partnership units	5,416	5,395	5,233	5,194	5,182

Weighted average common shares and fully converted limited partnership units—diluted	23,185	22,628	22,003	21,405	20,790

Dividends Paid:
Cash dividends to common stockholders (1)	$31,026	$28,579	$26,542	$25,061	$24,171

Cash dividends per share	$1.77	$1.68	$1.60	$1.56	$1.56

Balance Sheet Data:
Real estate investments (net of accumulated depreciation)	$657,258	$627,651	$567,417	$501,388	$387,292
Total assets .	727,443	700,537	631,469	583,396	471,616
Total debt, including accrued interest	535,319	525,125	484,902	455,925	359,051
Preferred stock	100,000	100,000	100,000	100,000	100,000
Total stockholders’ equity (deficit)	148,779	132,091	111,414	100,964	92,643

(Continued on next page)

	As of or for the Year Ended December 31,
	2007	2006	2005	2004	2003
Other Data:
Cash flow provided by (used in):
Operating activities	$71,197	$62,174	$58,674	$50,686	$37,716
Investing activities	(52,036)	(65,699)	(73,805)	(113,467)	(49,121)
Financing activities	(21,457)	3,579	(10,423)	51,098	55,340

Funds from operations (FFO) (2)
Net income	$36,703	$32,680	$29,227	$26,174	$19,242
Minority interests	8,818	7,793	7,798	8,105	8,086
Real estate depreciation and amortization	26,464	25,648	24,197	21,324	17,838
Gain on property disposition	(139)	—	—	(572)	(182)

FFO	71,846	66,121	61,222	55,031	44,984
Preferred dividends	(8,000)	(8,000)	(8,000)	(8,000)	(1,244)

FFO available to common stockholders	$63,846	$58,121	$53,222	$47,031	$43,740

(1)	Of the amounts presented, $18,725, $14,842, $15,330, $13,774 and $13,349 was reinvested by stockholders in newly issued common stock by operation of our dividend reinvestment plan for the years ended 2007, 2006, 2005, 2004 and 2003, respectively.
(2)	Funds from operations, commonly referred to as FFO, is a widely accepted non-GAAP financial measure of operating performance for REITs. The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is defined by NAREIT as net income, computed in accordance with GAAP, plus minority interests, extraordinary items and real estate depreciation and amortization, excluding gains or losses from property sales. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. There are no material legal or functional restrictions on the use of FFO. FFO should not be considered as an alternative to net income, its most directly comparable GAAP measure, as a indicator of our operating performance, or as an alternative to cash flows as a measure of liquidity. Management considers FFO a meaningful supplemental measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time (i.e. depreciation), which is contrary to what we believe occurs with our assets, and because industry analysts have accepted it as a performance measure. FFO may not be comparable to similarly titled measures employed by other REITs. Because FFO is a non-GAAP financial measure, our presentation of FFO for all periods is reconciled to its most directly comparable GAAP measure, net income.

PROPERTIES

Overview

As of December 31, 2007, we were the owner and operator of a real estate portfolio of 48 operating properties totaling approximately 8,009,000 square feet of gross leasable area located primarily in the Washington, DC/Baltimore, MD metropolitan area. Our 43 neighborhood and community shopping center properties contained approximately 6,803,000 square feet of gross leasable area, and our five predominantly office properties contained approximately 1,206,000 square feet of gross leasable area. As of December 31, 2007, approximately 95.3% of our gross leasable area was leased.

Shopping Center Properties

Our community and neighborhood shopping centers typically are anchored by one or more supermarkets, discount department stores or drug stores. These anchors offer day-to-day necessities rather than apparel and luxury goods and, therefore, generate consistent local traffic. By contrast, regional malls generally are larger and typically are anchored by one or more full-service department stores.

As of December 31, 2007, our shopping center properties ranged in size from 4,000 to 569,000 square feet of gross leasable area, with six in excess of 300,000 square feet, and a weighted average of approximately 158,000 square feet. A majority of our shopping center properties are anchored by several major tenants and other tenants offering primarily day-to-day necessities and services. Twenty-nine of our 43 shopping center properties are anchored by a grocery store.

The following table sets forth certain information about our shopping center properties as of December 31, 2007.

Property	Location	Gross Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of December 31,		Anchor/Notable Tenants
					2007	2006
Ashburn Village	Ashburn, VA	221,687	1994/2000/01/02/06	26.4	95%	99%	Giant Food, Ruby Tuesday, Hallmark Cards, Starbucks Coffee
Ashland Square Phase I	Manassas, VA	3,650	2007	2.0	100%	N/A
Beacon Center	Alexandria, VA	356,115	1972 (1993/99/07)	32.3	100%	100%	Lowe’s, Giant Food, Office Depot, Outback Steakhouse, Marshalls, Hancock Fabrics, Party Depot, Panera Bread, TGI Fridays, Starbucks Coffee
Belvedere	Baltimore, MD	54,941	1972	4.8	36%	41%	Family Dollar
Boca Valley Plaza	Boca Raton, FL	121,269	2004	12.7	96%	97%	Publix, Wachovia Bank
Boulevard	Fairfax, VA	56,350	1994 (1999)	5.0	100%	100%	Panera Bread, Party City, Petco
Briggs Chaney MarketPlace	Silver Spring, MD	194,347	2004	18.2	99%	100%	Safeway, Ross Dress for Less, Chuck E. Cheese, Family Dollar
Broadlands Village I, II & III	Ashburn, VA	159,734	2003/04/06	24.0	98%	100%	Safeway, The Original Steakhouse and Sports Theatre, Bonefish Grill, Starbucks Coffee
Clarendon/Clarendon Station	Arlington, VA	11,808	1973/1996	0.6	61%	70%
Countryside	Sterling, VA	141,696	2004	16.0	97%	96%	Safeway, CVS Pharmacy, Starbucks Coffee
Cruse MarketPlace	Cumming, GA	78,686	2004	10.6	97%	97%	Publix

Property	Location	Gross Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of December 31,		Anchor/Notable Tenants
					2007	2006
Flagship Center	Rockville, MD	21,500	1972, 1989	0.5	100%	100%
French Market	Oklahoma City, OK	244,724	1974 (1984/98)	13.8	94%	93%	Burlington Coat Factory, Bed Bath & Beyond, Staples, Famous Footwear, Lakeshore Learning Center, Alfred Angelo, Dollar Tree
Germantown	Germantown, MD	27,241	1992	2.7	84%	92%
Giant	Baltimore, MD	70,040	1972 (1990)	5.0	100%	100%	Giant Food
The Glen	Lake Ridge, VA	134,317	1994 (2005)	14.7	96%	98%	Safeway Marketplace, The Original Steakhouse and Sports Theatre, Panera Bread
Great Eastern	District Heights, MD	254,448	1972 (1995)	31.9	99%	100%	Giant Food, Pep Boys, Big Lots, Capital Sports Complex
Hampshire Langley	Takoma Park, MD	131,700	1972 (1979)	9.9	100%	100%	Safeway, Radio Shack, Starbucks Coffee
Hunt Club Corners	Apopka, FL	101,522	2006	13.1	99%	94%	Publix, Walgreens, Radio Shack
Jamestown Place	Altamonte Springs, FL	96,372	2005	10.9	95%	100%	Publix, Carrabas Italian Grill
Kentlands Square	Gaithersburg, MD	114,381	2002	11.5	100%	100%	Lowe’s, Chipotle
Kentlands Place	Gaithersburg, MD	40,648	2005	3.4	100%	100%	Elizabeth Arden’s Red Door Salon, Bonefish Grill
Lansdowne Town Center	Leesburg, VA	189,414	2006	23.4	99%	N/A	Harris Teeter, CVS Pharmacy, Panera Bread, Not Your Average Joes, Starbucks Coffee
Leesburg Pike	Baileys Crossroads, VA	97,752	1966 (1982/95)	9.4	100%	100%	CVS Pharmacy, Party Depot, FedEx Kinkos’s, Radio Shack, Verizon Wireless
Lexington Pads	Lexington, KY	13,646	1974	4.1	100%	100%	Applebees
Lumberton Plaza	Lumberton, NJ	193,044	1975 (1992/96)	23.3	98%	98%	SuperFresh, Rite Aid, Virtua Health Center, Radio Shack, Family Dollar
Olde Forte Village	Ft. Washington, MD	143,062	2003	16.0	95%	93%	Safeway, Radio Shack
Olney	Olney, MD	53,765	1975 (1990)	3.7	100%	97%	Rite Aid
Orchard Park	Dunwoody, GA	87,782	2007	10.5	93%	N/A	Kroger, Starbucks Coffee
Palm Springs Center	Altamonte Springs, FL	126,446	2005	12.0	97%	100%	Albertson’s, Office Depot, Mimi’s Café, Toojay’s Deli
Ravenwood	Baltimore, MD	93,328	1972 (2006)	8.0	100%	100%	Giant Food, Hollywood Video, Starbucks Coffee
Seabreeze Plaza	Palm Harbor, FL	146,673	2005	18.4	90%	100%	Publix, Palm Harbor Health Food, World Gym

Property	Location	Gross Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of December 31,		Anchor/Notable Tenants
					2007	2006
Seven Corners	Falls Church, VA	568,831	1973 (1994- 7/2007)	31.6	100%	100%	The Home Depot, Shoppers Food & Pharmacy, Michaels Arts & Crafts, Barnes & Noble, Ross Dress For Less, G Street Fabrics, Off-Broadway Shoes, The Room Store, Dress Barn, Starbucks Coffee, Dogfishhead Ale House
Shops at Fairfax	Fairfax, VA	68,743	1975 (1993/99)	6.7	100%	100%	Super H Mart
Shops at Monocacy	Frederick, MD	109,144	2004	13.0	100%	100%	Giant Food, Panera Bread, Starbucks Coffee
Smallwood Village Center	Waldorf, MD	197,861	2006	25.1	73%	84%	Safeway, CVS Pharmacy
Southdale	Glen Burnie, MD	484,115	1972 (1986)	39.6	100%	100%	Giant Food, The Home Depot, Circuit City, Michaels Arts & Crafts, Marshalls, PetSmart, Value City Furniture, Athletic Warehouse, Starbucks Coffee
Southside Plaza	Richmond, VA	373,651	1972	32.8	93%	96%	Farmers Foods, Maxway, Citi Trends, City of Richmond
South Dekalb Plaza	Atlanta, GA	163,418	1976	14.6	83%	95%	Maxway, Consolidated Stores
Thruway	Winston-Salem, NC	355,116	1972 (1997)	30.5	97%	93%	Harris Teeter, Borders Books, Bed Bath & Beyond, Stein Mart, Rite Aid, JoS A. Banks, Bonefish Grill, Chico’s, Ann Taylor Loft, Coldwater Creek, FedEx Kinko’s, New Balance, Aveda Salon, Christie’s Hallmark Rite Aid
Village Center	Centreville, VA	143,109	1990	17.2	99%	97%	Giant Food, Tuesday Morning
West Park	Oklahoma City, OK	76,610	1975	11.2	19%	19%	Family Dollar
White Oak	Silver Spring, MD	480,156	1972 (1993)	28.5	100%	100%	Giant Food, Sears, Rite Aid

Total Shopping Center Properties		6,802,842		649.6	95.3%	96.1%

Lease Expirations of Shopping Center Properties

The following table sets forth a schedule of lease expirations for leases in place at the shopping center properties that we owned as of December 31, 2007, for each of the 10 years beginning with 2008, assuming that none of our tenants exercise renewal options and excluding an aggregate 319,734 square feet of unleased space, which represented 4.7% of the gross leasable area of our shopping center properties as of December 31, 2007.

Year of Lease Expiration	Gross Leasable Area Represented by Expiring Leases (Square Feet)	Percentage of Gross Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Annual Base Rent Represented by Expiring Leases
2008	562,335	8.3%	$8,045,189	8.9%
2009	739,867	10.9	11,076,388	12.3
2010	746,841	11.0	10,160,716	11.3
2011	994,038	14.6	12,506,958	13.9
2012	739,374	10.9	12,706,734	14.1
2013	375,276	5.5	5,415,856	6.0
2014	145,547	2.1	2,914,016	3.2
2015	167,496	2.4	3,462,982	3.9
2016	514,248	7.6	3,603,213	4.0
2017 and thereafter	1,498,086	22.0	20,168,995	22.4

Total:	6,483,108	95.3%	$90,061,047	100.0%

(1)	Calculated based on annualized contractual base rent payable as of December 31, 2007 for the lease for gross leasable area expiring, and excluding expenses payable by or reimbursable from tenants.

Office Properties

Four of our five office properties are located in the Washington, DC metropolitan area and contain an aggregate gross leasable area of approximately 1,000,000 square feet, comprised of 922,000 and 87,000 square feet of office and retail space, respectively. Our fifth office property is located in Tulsa, Oklahoma and contains gross leasable area of approximately 197,000 square feet. Our office properties represent three distinct styles of facilities, are located in differing commercial environments with distinctive demographic characteristics and are geographically removed from one another.

The following table sets forth certain information about our office properties as of December 31, 2007.

Property	Location	Gross Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of December 31,		Anchor/Notable Tenants
					2007	2006
Avenel Business Park	Gaithersburg, MD	390,579	1981-2000	37.1	93%	99%	General Services Administration, VIRxSYS, Broadsoft, Quanta Systems, SeraCare Life Sciences, Panacos Pharmaceutical
Crosstown Business Center	Tulsa, OK	197,135	1975 (2000)	22.4	88%	88%	Compass Group, Roxtec, Keystone Automotive, Gofit, Freedom Express
601 Pennsylvania Ave	Washington, DC	226,604	1973 (1986)	1.0	100%	100%	National Gallery of Art, America’s Health Insurance Plans, Credit Union National Assn., Southern Company, HQ Global, Freedom Forum, Pharmaceutical Care Management Assn., Capital Grille
Van Ness Square	Washington, DC	156,493	1973 (1990)	1.2	97%	97%	Asgard Entertainment Group, Inc., Office Depot, Pier 1
Washington Square	Alexandria, VA	235,042	1975 (2000)	2.0	99%	100%	Vanderweil Engineering, Agentrics, EarthTech, Thales, Cooper Carry, Bank of America, Trader Joe’s, FedEx Kinko’s, Talbot’s

Total Office Properties:		1,205,853		63.7	95.2%	97.3%

Lease Expirations of Office Properties

The following table sets forth a schedule of lease expirations for leases in place at the office properties that we owned as of December 31, 2007, for each of the 10 years beginning with 2008, assuming that none of our tenants exercise renewal options and excluding an aggregate 57,605 square feet of unleased space, which represented 4.8% of the gross leasable area of our office properties as of December 31, 2007.

Year of Lease Expiration	Gross Leasable Area Represented by Expiring Leases (Square Feet)	Percentage of Gross Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Annual Base Rent Represented by Expiring Leases
2008	131,579	10.9%	$2,222,848	7.4%
2009	179,818	14.9	4,120,914	13.6
2010	130,570	10.8	2,949,056	9.8
2011	230,035	19.1	6,037,378	20.0
2012	98,539	8.2	3,136,376	10.4
2013	101,223	8.4	3,788,897	12.5
2014	145,794	12.1	4,983,631	16.5
2015	79,322	6.6	1,834,010	6.1
2016	15,064	1.2	446,685	1.5
2017 and thereafter	36,304	3.0	662,548	2.2

Total:	1,148,248	95.2%	$30,182,343	100.0%

(1)	Calculated based on annualized contractual base rent payable as of December 31, 2007 for the lease for gross leasable area expiring, and excluding expenses payable by or reimbursable from tenants.

Tenant Diversification for Shopping Center and Office Properties

Only two retail tenants, Giant Food (4.5%) and Safeway (3.0%), and one office tenant, the United States Government (2.7%), individually accounted for more than 2.5% of the Company’s total revenue for the year ended December 31, 2007.

The following table sets forth certain information about our top 20 retail and office tenants based on total revenues for the year ended December 31, 2007.

Tenant Name	Total 2007 Revenues	Percentage of Total 2007 Revenues	Tenant Gross Leasable Area (Square Feet)	Percentage of Total Gross Leasable Area	Number of Locations
Giant Food	$6,809,528	4.5%	512,346	6.4%	9
Safeway	4,479,750	3.0	359,134	4.5	7
U.S. Government	4,115,765	2.7	106,127	1.3	6
Chevy Chase Bank, F.S.B.	2,946,361	2.0	58,041	0.7	18
America’s Health Insurance Plans	2,766,409	1.8	55,543	0.7	1
Publix	2,652,246	1.8	243,223	3.0	5
Lowe’s Home Center	2,493,669	1.7	257,150	3.2	2
CVS	2,371,955	1.6	113,955	1.4	6
Home Depot	2,095,423	1.4	244,424	3.1	2
Super Fresh	1,689,956	1.1	98,949	1.2	2
Office Depot	1,571,096	1.0	93,341	1.2	4
CUNA-Credit Union Nation	1,550,403	1.0	29,069	0.4	1
Blockbuster Video	1,529,197	1.0	52,777	0.7	11
Harris Teeter	1,449,353	1.0	89,395	1.1	2
Asgard Entertainment Group, Inc.	1,380,441	0.9	54,933	0.7	1
Southern Company Service	1,263,011	0.8	21,877	0.3	1
Shoppers Club	1,255,231	0.8	72,390	0.9	1
Bank of America	1,191,811	0.8	57,988	0.7	6
Argentrics, LLC	1,162,693	0.8	30,541	0.4	1
R.G. Vanderweil Engineering	1,155,912	0.8	32,726	0.4	1

Total:	$45,930,210	30.5%	2,583,929	32.3%	87

DEBT STRUCTURE

General

Our capital strategy is to maintain a ratio of total debt to total asset value of 50% or less and to actively manage our leverage and debt expense on an ongoing basis in order to maintain prudent coverage of fixed charges. Asset value is the aggregate fair market value of our portfolio as reasonably determined by management by reference to the portfolio’s aggregate cash flow. At December 31, 2007, our management believed this ratio was 30.4%.

Notes payable totaled $532,726,000 at December 31, 2007, of which $524,726,000, or 98.5%, was fixed rate debt, and $8,000,000, or 1.5%, was floating rate debt. None of our debt is to members of The Saul Organization. Outstanding borrowings on our $150,000,000 unsecured revolving line of credit were $8,000,000 at December 31, 2007. In general, loan availability under the line of credit is determined by operating income from our existing unencumbered properties. As of December 31, 2007, the unencumbered properties supported availability of $99,000,000. An additional $51,000,000 is available based on our consolidated operating income after debt service. Notes payable at December 31, 2007 totaling $157,381,000 are guaranteed by members of The Saul Organization.

Our revolving line of credit requires us to maintain financial covenants. The material covenants require us to:

•

limit the amount of debt so as to maintain a gross asset value, as defined in the loan agreement, in excess of liabilities of at least $600 million plus 90% of our future net equity proceeds (including the net proceeds of this offering);

•	limit the amount of debt as a percentage of gross asset value, as defined in the loan agreement, to less than 60% (leverage ratio);

•	limit the amount of debt so that interest coverage will exceed 2.5 to 1 on a trailing 12-full calendar month basis;

•	limit the amount of debt so that interest, scheduled principal amortization and preferred dividend coverage exceeds 1.6 to 1; and

•	limit the amount of variable rate debt and debt with initial loan terms of less than five years to no more than 40% of total debt.

As of December 31, 2007, we were in compliance with all these financial covenants.

Fixed Rate Debt Maturity

At December 31, 2007, the scheduled maturities of all of our fixed rate debt for the next 10 years ending December 31, was as follows:

(In thousands)	Balloon Payments	Scheduled Principal Amortization	Total
2008	$—	$16,162	$16,162
2009	—	17,393	17,393
2010	—	18,688	18,688
2011	63,153	19,162	82,315
2012	97,403	13,128	110,531
2013	39,862	7,977	47,839
2014	10,531	8,071	18,602
2015	7,630	7,935	15,565
2016	—	8,118	8,118
2017 and thereafter	164,587	24,926	189,513

Total	$383,166	$141,560	$524,726

USE OF PROCEEDS

The net proceeds from the sale of the depositary shares in this offering, after deducting the underwriting discount and other estimated expenses of this offering payable by us, are estimated to be approximately $            million (approximately $            million if the underwriters’ over-allotment option is exercised in full). We intend to contribute the net proceeds from this offering to the Partnership in exchange for a preferred interest in the Partnership. The terms of the preferred interest in the Partnership will be substantially equivalent to the terms of the Series B preferred stock.

The Partnership intends to use $26.3 million of the amounts received from us to purchase the properties described under “—Recent Developments—Proposed Acquisitions” above. We intend to use up to an additional $22.0 million to reduce amounts outstanding under our unsecured revolving credit facility. Our revolving credit facility has a final maturity date of December 2010. As of March 14, 2008, the outstanding borrowings under our revolving credit facility were $22.0 million. These borrowings bear interest at LIBOR plus a spread of 1.475% or 4.60%. With any remaining net proceeds, we intend to fund the development of the properties described under “Summary—Recent Developments—Recent Land Parcel Acquisitions” and “Summary—Recent Developments—Proposed Development” above.

Pending application of the net proceeds as described above, we may temporarily use the net proceeds to invest in short-term, income-producing investments. In the event that we do not acquire the properties or complete the developments described above, we intend to use the net proceeds to repay amounts outstanding under our revolving credit facility, to fund other property acquisitions or redevelopments and for general corporate purposes.

DESCRIPTION OF SERIES B PREFERRED STOCK AND DEPOSITARY SHARES

The following is a summary of the material terms and provisions of the Series B preferred stock and depositary shares. The statements below describing our Series B preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation, including the articles supplementary establishing the Series B preferred stock, and our bylaws, each of which is available from us as described in the “Where You Can Find More Information” section beginning on page S-30 of this prospectus supplement and is incorporated by reference in this prospectus supplement. This description of the particular terms of the Series B preferred stock supplements the description of the general terms and provisions of our preferred stock set forth in the accompanying prospectus beginning on page 3 under “Description of Preferred Stock.”

General

Under our articles of incorporation, we are authorized to issue up to 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2007, we had 17,747,529 shares of common stock outstanding and 40,000 shares of Series A preferred stock outstanding.

Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by the Board of Directors. The Board of Directors is authorized under Maryland law and our articles of incorporation to set for each series of preferred stock the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Series B preferred stock is being issued pursuant to an articles supplementary to our articles of incorporation that sets forth the terms of a series of preferred stock consisting of up to             shares, designated     % Series B Cumulative Redeemable Preferred Stock.

The registrar, transfer agent and distributions disbursing agent for the Series B preferred stock is Continental Stock Transfer & Trust Company.

Each depositary share represents a 1/100th fractional interest in a share of Series B preferred stock. The Series B preferred stock underlying the depositary shares will be deposited with Continental Stock Transfer & Trust Company, as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Subject to the terms of the deposit agreement, each record holder of depositary receipts evidencing depositary shares will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series B preferred stock underlying the depositary shares (including dividend, voting, redemption and liquidation rights and preferences). See “Description of Depositary Shares” beginning on page 8 of the accompanying prospectus.

Ranking

The Series B preferred stock represented by the depositary shares will, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank:

•

senior to all classes or series of our common stock and to all other equity securities ranking junior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

•

on a parity with the Series A preferred stock and any equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

•

junior to any class or series of equity securities authorized or designated by us in the future which specifically provides that such class or series ranks senior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

The term “equity securities” does not include convertible debt securities, which will rank senior to the Series B preferred stock prior to conversion.

Dividends

Holders of the Series B preferred stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of             % of the $2,500.00 liquidation preference ($25.00 per depositary share) per year (equivalent to $            per year or $            per year per depositary share). Dividends on the Series B preferred stock will accrue and be cumulative from the date of original issue by us of the Series B preferred stock. Dividends will be payable quarterly in arrears on the fifteenth day of January, April, July and October of each year or, if not a business day, the next succeeding business day. We refer to each such date as a Dividend Payment Date. The first dividend we will pay on July 15, 2008 will be for more than a full quarter and will cover the period from the first date we issue and sell depositary shares through June 30, 2008.

Any dividend, including any dividend payable on the Series B preferred stock for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the date that our board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the Dividend Payment Date, which we refer to as a Dividend Payment Record Date.

During any period of time that both (i) the depositary shares (or the Series B preferred stock if no longer held in depositary form) are not listed on the NYSE, the AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series B preferred stock are outstanding, we will (i) increase the cumulative cash distributions payable on the Series B preferred stock underlying the depositary shares to a fixed rate of $            per depositary share per year, which is equivalent to             % of the $25.00 liquidation preference, per depositary share and (ii) have the option to redeem the Series B preferred stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series B preferred stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

Our board of directors will not authorize, pay or set apart for payment by us any dividend on the Series B preferred stock at any time that:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•

the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

•	the law restricts or prohibits the authorization or payment.

Notwithstanding the foregoing, dividends on the Series B preferred stock will accrue whether or not:

•	the terms and provisions of any of our agreements relating to our indebtedness prohibits such authorization, payment or setting apart for payment;

•	we have earnings;

•	there are funds legally available for the payment of the dividends; and

•	the dividends are authorized.

Accrued but unpaid dividends on the Series B preferred stock will not bear interest.

We intend to contribute or otherwise transfer the net proceeds of the sale of any depositary shares sold on or after the date of this prospectus supplement to the Partnership in exchange for     % Series B preferred partnership interests in the Partnership, the economic terms of which will be substantially identical to those of the Series B preferred stock. As of the date of this prospectus supplement, there are no outstanding Series B preferred partnership interests. The Partnership will be required to make all required distributions on the Series B preferred partnership interests (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount on the Series B preferred stock) prior to any distribution of cash or assets to the holders of any other interests in the Partnership, except for any series of preferred partnership interests ranking on a parity with the Series B preferred partnership interests as to distributions or liquidation rights, and except for distributions required to enable us to maintain our qualification as a REIT.

Any dividend payment made on the Series B preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code) a portion, which we refer to as the Capital Gains Amount, of the dividends not in excess of our earning and profits that are paid or made available for the year to the holders of all classes of shares, or the Total Dividends, then the portion of the Capital Gains Amount that will be allocable to the holders of depositary shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of depositary shares for the year and the denominator of which will be the Total Dividends.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $2,500.00 per share (or $25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series B preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series B preferred stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series B preferred stock, then the holders of the Series B preferred stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series B preferred stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B preferred stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred stock and depositary shares will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding up. The Series B preferred stock will rank senior to the common stock as to priority for receiving liquidating distributions and on parity with any future equity securities which, by their terms, rank on a parity with the Series B preferred stock.

Redemption

The Series B preferred stock is not redeemable prior to March         , 2013, except under the circumstances described below. On and after March         , 2013, the Series B preferred stock may be redeemed at our option, in whole or in part, from time to time, at a redemption price of $2,500.00 per share ($25.00 per depositary share), plus all dividends accrued and unpaid (whether or not declared) on the Series B preferred stock up to the date of such redemption, upon the giving of notice, as provided below. Whenever we redeem shares of our Series B preferred stock held by the depositary, the depositary will redeem as of the same redemption date a number of depositary shares representing the shares so redeemed and the depositary receipts evidencing such depositary shares.

If fewer than all of the outstanding shares of Series B preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other manner as prescribed by our board of directors. In the event that the redemption is to be by lot, and if as a result of the redemption any holder of Series B preferred stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 2.5% in value of our issued and outstanding equity securities (which includes the depositary shares), with the exception of members of The Saul Organization, who are currently restricted to 39.9% in value of our issued and outstanding equity securities, then, except in certain instances, we will redeem the requisite number of shares of Series B preferred stock of that stockholder such that the stockholder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 2.5% in value of our issued and outstanding equity securities (which includes the depositary shares), with the exception of members of The Saul Organization, who are currently restricted to 39.9% in value of our issued and outstanding equity securities.

During any period of time that both (i) the depositary shares (or the Series B preferred stock if no longer held in depositary form) are not listed on the NYSE, the AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series B preferred stock are outstanding, we will have the option to redeem the Series B preferred stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series B preferred stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

We shall give the depositary not less than 30 nor more than 60 days prior written notice of redemption of the deposited Series B preferred stock. A similar notice of redemption will be mailed by the depositary not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of depositary shares that is to be redeemed. The notice will notify the holder of the election to redeem the shares and will state at least the following:

•	the date fixed for redemption thereof, which we refer to as the Redemption Date;

•	the redemption price;

•	the number of shares of Series B preferred stock and depositary shares to be redeemed (and, if fewer than all the shares are to be redeemed, the number of shares to be redeemed from such holder);

•	the place(s) where the depositary receipts evidencing the depositary shares are to be surrendered for payment; and

•	that dividends on the depositary shares will cease to accrue on the Redemption Date.

On or after the Redemption Date, each holder of depositary shares to be redeemed must present and surrender the depositary receipts evidencing the depositary shares to the depositary at the place designated in the notice of redemption. The redemption price of the shares will then be paid to or on the order of the person whose name appears on such depositary receipts as the owner thereof. Each surrendered depositary receipt will be canceled. In the event that fewer than all the depositary receipts are to be redeemed, a new depositary receipt will be issued representing the unredeemed depositary shares.

From and after the Redemption Date (unless we default in payment of the redemption price):

•	all dividends on the shares designated for redemption in the notice will cease to accrue;

•	all rights of the holders of the shares, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the Redemption Date), will cease and terminate;

•	the shares will not thereafter be transferred (except with our consent) on the depositary’s books; and

•	the shares will not be deemed to be outstanding for any purpose whatsoever.

Notwithstanding the foregoing, unless full cumulative dividends on all outstanding shares of Series B preferred stock have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, no Series B preferred stock will be redeemed unless all outstanding shares of Series B preferred stock are simultaneously redeemed. This requirement will not prevent the purchase or acquisition of Series B preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B preferred stock. Unless full cumulative dividends on all outstanding shares of Series B preferred stock have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, we will not purchase or otherwise acquire directly or indirectly any shares of Series B preferred stock (except by exchange for our equity securities ranking junior to the Series B preferred stock as to dividend rights and liquidation preference).

Notwithstanding any other provision relating to redemption of the Series B preferred stock, we may redeem any or all shares of Series B preferred stock at any time, whether or not prior to March         , 2013, if our board of directors determines that the redemption is necessary or advisable to preserve our status as a REIT.

Voting Rights

Except as described below, holders of depositary shares will generally have no voting rights. In any matter in which the Series B preferred stock may vote (as expressly provided herein, or as may be required by law), each share of Series B preferred stock shall be entitled to one vote. As a result, each depositary share will be entitled to 1/100th of a vote.

If dividends on the Series B preferred stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series B preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, including the Series A preferred stock) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of stockholders, for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid.

Any amendment, alteration, repeal or other change to any provision of our articles of incorporation, including the articles supplementary establishing the Series B preferred stock, whether by merger, consolidation or otherwise, in any manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series B preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series B preferred stock, voting separately as a class. In addition, the creation, issuance or increase in the authorized number of shares of any class or series of stock having a preference as to dividends or distributions, whether upon liquidation, dissolution, or otherwise, that is senior to the shares of Series B preferred stock requires the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series B preferred stock, voting separately as a class.

The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series B preferred stock:

•

any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of equity securities of any class or series ranking, as to dividends or liquidation preference, on a parity with, or junior to, the Series B preferred stock; or

•

the amendment, alteration or repeal or change of any provision of our articles of incorporation, including the articles supplementary establishing the Series B preferred stock, as a result of a merger, consolidation, reorganization or other business combination, if the Series B preferred stock (or shares into which the Series B preferred stock have been converted in any successor entity to us) remain outstanding with the terms thereof materially unchanged.

Maturity

The Series B preferred stock has no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

Information Rights

During any period of time that both (i) the depositary shares (or the Series B preferred stock if no longer held in depositary form) are not listed on the NYSE, the AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series B preferred stock are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of depositary shares (or the Series B preferred stock if no longer held in depositary form) as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC, pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the depositary shares (or the Series B preferred stock if no longer held in depositary form). We will mail (or otherwise provide) the reports to the holders of depositary shares (or the Series B preferred stock if no longer held in depositary form) within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Ownership Limits and Restrictions on Transfer

In order to maintain our qualification as a REIT for federal income tax purposes, ownership by any person of our outstanding equity securities (which includes the depositary shares) is restricted in our articles of incorporation. For further information regarding restrictions on ownership and transfer of the Series B preferred stock, see “Certain Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer” beginning on page 10 in the accompanying prospectus.

Conversion

The Series B preferred stock and the depositary shares are not convertible into or exchangeable for any other property or securities, except that the shares of Series B preferred stock and depositary shares may be exchanged for “excess stock” in order to ensure that we remain qualified as a REIT for federal income tax purposes. For further information regarding excess stock, see “Certain Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Automatic Transfer of Stock to Trust” on page 11 in the accompanying prospectus.

Surrender of Depositary Shares for Shares of Series B Preferred Stock

Under certain circumstances, holders may be required to surrender depositary receipts to the depositary or us. In the event of such a surrender of depositary shares, the holder will be entitled to receive the number of whole or fractional shares of Series B preferred stock represented by the depositary shares. See “Description of Depositary Shares—Withdrawal of Preferred Stock” on page 8 and “—Amendment and Termination of the Deposit Agreement” on page 9 in the accompanying prospectus.

Stock Listing

We will apply to list the depositary shares on the NYSE under the symbol “BFS PrB.” If this application is approved, we expect trading in the depositary shares to commence within 30 days of the initial delivery of the depositary shares to the underwriters. The Series B preferred stock underlying the depositary shares will not be listed, and we do not expect any trading market will develop for the Series B preferred stock except as represented by the depositary shares.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of the taxation of us and the tax considerations relevant to stockholders generally, see “Federal Income Tax Considerations” beginning on page 15 in the accompanying prospectus. The following is a summary of the material additional federal income tax considerations pertaining to the acquisition, ownership and disposition of the depositary shares and should be read in conjunction with the referenced sections in the accompanying prospectus. This discussion of additional considerations is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion of additional considerations is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective stockholder in light of its particular circumstances or to certain types of stockholders (including financial institutions, brokers, dealers in securities and commodities, insurance companies, former U.S. citizens or long-term residents, tax exempt investors, persons subject to the alternative minimum tax, persons that are, or that hold their stock through, partnerships or other pass-through entities, U.S. stockholders whose functional currency is not the U.S. dollar, persons that hold stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, foreign corporations, regulated investment companies, real estate investment trusts, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. We have not requested and will not request a ruling from the Internal Revenue Service with respect to any of the federal income tax issues discussed below or in the accompanying prospectus. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the depositary shares.

Taxation of Holders of Depositary Shares

Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the Series B preferred stock represented by such depositary shares. Accordingly, such owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock. See “Federal Income Tax Considerations” beginning on page 15 in the accompanying prospectus. Withdrawals of preferred stock for depositary shares are not taxable events for federal income tax purposes. With regard to taxation of taxable U.S. stockholders on the sale or exchange of depositary shares, such stockholders will be treated in the same manner as if they had sold or exchanged the underlying Series B preferred stock. See “Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Taxation of Taxable U.S. Stockholders on the Disposition of our Stock” beginning on page 24 in the accompanying prospectus. With regard to redemption of the depositary shares, such redemption will be treated in the same manner as described under the caption titled “Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemption of Preferred Stock for Cash” beginning on page 25 in the accompanying prospectus.

UNDERWRITING

RBC Capital Markets Corporation, Raymond James & Associates, Inc. and Ferris, Baker Watts, Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus supplement, each underwriter has agreed to purchase, and we have agreed to sell to that underwriter, the respective number of depositary shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
RBC Capital Markets Corporation
Raymond James & Associates, Inc.
Ferris, Baker Watts, Incorporated
Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel, including the validity of the depositary shares, and other conditions contained in the underwriting agreement. The underwriters are obligated to purchase all the shares if any of the shares are purchased (other than those covered by the over-allotment option described below). If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted to the underwriters an option, exercisable for 30 days from the date of delivery of the depositary shares initially purchased, to purchase up to an aggregate of             additional depositary shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering of depositary shares. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional depositary shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of depositary shares set forth next to the names of all underwriters in the preceding table.

The underwriters propose to offer part of the depositary shares to the public directly at the public offering price set forth on the cover page of this prospectus supplement and part to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $            per share to other underwriters and certain dealers. After the initial offering of depositary shares, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the per share and total public offering price, underwriting discounts and commissions that we will pay to the underwriters in connection with this offering and proceeds, before expenses, to us. The amounts are shown assuming both no exercise or full exercise by the underwriters of their over-allotment option.

	Per Depositary Share	No Exercise	Full Exercise
Public offering price
Underwriting discount
Proceeds, before expenses, to us

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

We have applied to list the depositary shares on the NYSE under the symbol “BFS PrB.” If this application is approved, we expect trading in the depositary shares to commence within 30 days of the initial delivery of the depositary shares to the underwriters. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market making activities, if commenced, at any time.

Until the distribution of depositary shares is complete, SEC rules may limit the ability of the underwriters to bid for and purchase depositary shares. As an exception to these rules, underwriters are permitted to engage in certain transactions which stabilize the price of the depositary shares, which may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of depositary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the shares price at which they may purchase through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our depositary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the depositary shares. Any of these activities may have the effect of preventing or retarding a decline in the market price of the depositary shares. They may also cause the price of the depositary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We have agreed that, for a period of 60 days from the date of this prospectus supplement, we will not, without the prior written consent of RBC Capital Markets Corporation, Raymond James & Associates, Inc. and Ferris, Baker Watts, Incorporated, offer, sell, contract to sell, pledge, or otherwise dispose of any debt securities issued or guaranteed by us or shares of any class of our capital stock (other than the depositary shares) ranking senior to the shares of Series B preferred stock with respect to dividend rights, or rights upon liquidation, dissolution or winding up.

It is expected that delivery of the depositary shares representing the underlying Series B preferred stock will be made against payment therefore on or about March     , 2008, which will be the third business day after the date of this prospectus supplement.

Certain of the underwriters have from time to time provided investment and advisory services to us and our affiliates, for which they have received customary fees and expenses. The underwriters may, from time to time engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters in connection with any offering of the depositary shares representing interests in our Series B preferred stock made by this prospectus supplement will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP. In addition, the descriptions of federal income tax considerations contained in this prospectus supplement under “Additional Federal Income Tax Considerations” and in the accompanying prospectus under “Federal Income Tax Considerations” are, to the extent that they constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Pillsbury Winthrop Shaw Pittman LLP. Certain legal matters relating to the depositary shares representing interests in our Series B preferred stock will be passed upon for the underwriters by Hunton & Williams LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filing number is 1-12254. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s Internet site at http://www.sec.gov. Our common stock is listed on the NYSE under the ticker symbol “BFS.” You may inspect our reports, proxy statements and other information at the NYSE, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933 with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus supplement, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below, which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 28, 2008.

•	Proxy Statement on Schedule 14A relating to the 2007 annual meeting of stockholders, filed with the SEC on March 27, 2007.

All documents that we file after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and will be part of this prospectus supplement and the accompanying prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6200

Our prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

You should rely only on the information in our prospectus, any prospectus supplement and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement or any incorporated document is accurate as of any date other than the date of the document.

PROSPECTUS

$140,000,000

Preferred Stock and Depositary Shares

We may from time to time offer, in one or more series, separately or together, the following:

•	shares of our preferred stock; and

•	shares of our preferred stock represented by depositary shares.

The aggregate initial public offering price of the securities that we may offer through this prospectus will be up to $140,000,000.

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of our securities being offered that we believe are appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable prospectus supplement. None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

Investing in our preferred stock and our preferred stock represented by depositary shares involves risks. See “Risk Factors” beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference, for risks relating to an investment in our preferred stock and our preferred stock represented by depositary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2008.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $140,000,000. Our prospectus provides you with a general description of these securities. Each time we sell securities, we will provide a prospectus supplement and may also provide you with a free writing prospectus that will contain specific information about all of the terms of that offering. Our prospectus supplement and any free writing prospectus may also add, update or change information contained in this prospectus. To the extent there is any inconsistency between the information in the prospectus and the prospectus supplement and any free writing prospectus, you should rely solely on the information in the prospectus supplement and any free writing prospectus. You should read both this prospectus and the applicable prospectus supplement and any free writing prospectus together with additional information described under the heading “Where You Can Find More Information.”

References to “we,” “us” or “our” refer to Saul Centers, Inc., Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of December 31, 2007, owned an approximately 76.6% general partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold the remaining partnership interests in the Partnership, all of which are limited partnership interests.

SAUL CENTERS, INC.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business strategy is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate.

As of December 31, 2007, our properties consisted of 48 community and neighborhood shopping center and office properties totaling approximately 8.0 million square feet of leaseable area.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will contribute the net proceeds of a sale of securities to the Partnership in exchange for substantially identical securities of the Partnership. The Partnership will use the net proceeds from the sale of securities for one or more of the following:

•	repayment of debt;

•	acquisition of additional properties;

•	development of new properties;

•	redevelopment of existing properties;

•	redemption of any preferred stock or depositary shares then outstanding; and

•	working capital and general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	2.15x	2.01x	2.00x	2.02x	1.92x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.77x	1.65x	1.62x	1.60x	1.84x

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before minority interest after adjustment for change in accounting method and fixed charges. Fixed charges consist of interest and debt expense, capitalized interest and interest portion of rental expense. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing our earnings by fixed charges and preferred stock dividends.

DESCRIPTION OF PREFERRED STOCK

The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws. You should read our articles of incorporation and our bylaws for more complete information.

Authorized Stock

Our articles of incorporation allow us to issue up to 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2007, we had 17,747,529 shares of common stock outstanding and 40,000 shares of 8% Series A Cumulative Redeemable Preferred Stock outstanding, which we refer to as our Series A preferred stock.

Series A Preferred Stock

Pursuant to an articles supplementary to our articles of incorporation, we authorized 40,000 shares of Series A preferred stock, all of which are outstanding as of December 31, 2007. The Series A preferred stock is represented by 4,000,000 depositary shares, each representing 1/100th of a share of Series A preferred stock. The depositary shares may be redeemed, in whole or in part, at the $25.00 liquidation preference, at our option on or after November 5, 2008. The depositary shares pay an annual dividend of $2.00 per depositary share, equivalent to 8% of the $25.00 liquidation preference. The Series A preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into any of our other securities. Investors in the depositary shares generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Preferred Stock

General. Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by the Board of Directors. The Board of Directors is authorized by Maryland law and our articles of incorporation to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future. This means that the purchasers of shares of preferred stock will not receive any rights, as a holder of preferred stock, to buy any portion of the securities which we may issue in the future. The Board of Directors has the power to set preferences, powers and rights, voting or other terms preferred stock that are senior to, or better than, the rights of holders of common stock or other classes or series of preferred stock. The offer and sale of preferred stock could have the effect of delaying or preventing a change of our control that might involve a premium price for holders of our common stock or otherwise be favorable to them.

Terms. You should refer to the prospectus supplement relating to the offering of any preferred stock for specific terms, including the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of preferred stock offered and the offering price of those shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of any of those terms that apply to those shares of preferred stock;

•	the date from which dividends on those shares of preferred stock will accumulate, if applicable;

•	the terms and amount of a sinking fund, if any, for the purchase or redemption of those shares of preferred stock;

•	the redemption rights, including conditions and the redemption price(s), if applicable, of those shares of preferred stock;

•	any listing of those shares of preferred stock on any securities exchange or automated quotation system;

•	the relative ranking and preference of those shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•

any limitations on issuance of any series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	the procedures for any auction and remarketing, if any, for those shares of preferred stock;

•	any other specific terms, preferences, rights, limitations or restrictions of those shares of preferred stock;

•	a discussion of federal income tax consequences applicable to those shares of preferred stock; and

•

any limitations on direct or beneficial ownership and restrictions on transfer in addition to those described in “Certain Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer,” in each case as may be appropriate to preserve our status as a real estate investment trust.

The terms of any preferred stock we issue through this prospectus will be set forth in an articles supplementary or amendment to our articles of incorporation. We will file the articles supplementary or amendment as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a filing with the SEC that is incorporated by reference into this prospectus. The description of preferred stock in any prospectus supplement will not describe all of the terms of the preferred stock in detail. You should read the applicable articles supplementary or amendment to our articles of incorporation for a complete description of all of the terms.

Rank. Unless we say otherwise in a prospectus supplement, the preferred stock offered through that supplement will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all other equity securities ranking junior to those shares of preferred stock;

•

on a parity with our existing Series A preferred stock and all equity securities we have issued, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities ranking senior to the shares of preferred stock.

The term “equity securities” does not include convertible debt securities.

Dividends. Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors. Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

Redemption. If we provide for a redemption right in a prospectus supplement, the preferred stock offered through that supplement will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in that supplement.

The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

•	the number of shares of such preferred stock that we will redeem in each year;

•	the year the redemption will commence;

•	the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption; and

•	whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

•

for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period; or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and the series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

If fewer than all of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference. As to any preferred stock offered through this prospectus, the applicable supplement shall provide that, upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of those shares of preferred stock shall receive, before any distribution or payment shall be made to the holders of any other class or series of stock ranking junior to those shares of preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, and after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of any liquidation preference per share (set forth in the applicable supplement), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (not including any accumulation in respect of unpaid distributions for prior distribution periods if those shares of preferred stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of those shares of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of those outstanding shares of preferred stock and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with those shares of preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of those shares of preferred stock and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred stock entitled to receive those distributions prior to any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, then our remaining assets shall be distributed among the holders of those junior classes or series of equity stock, in each case according to their respective rights and preferences and their respective number of shares of stock.

Voting Rights. Unless otherwise indicated in the applicable supplement, holders of our preferred stock will not have any voting rights, except as may be required by applicable law or any applicable rules and regulations of any national securities exchange or automated quotation system where the preferred stock is listed or quoted.

Conversion Rights. No preferred stock offered through this prospectus shall be convertible into common stock.

Restrictions on Ownership. As discussed below under “Certain Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer,” for us to qualify as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding equity securities may be owned, actually or constructively (based on attribution rules in the Code), by five or fewer individuals during the last half of a taxable year or a proportionate part of a shorter taxable year, which we refer to as the 5/50 Rule. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our shares of preferred stock. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of preferred stock.

Book-Entry Preferred Stock. The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Transfer Agent and Registrar. We will identify the transfer agent and registrar for any series of shares of preferred stock issued through this prospectus in a prospectus supplement. Continental Stock Transfer & Trust Company is the transfer agent of our existing Series A preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General. We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock. We will deposit the shares of preferred stock of any series represented by depositary shares with a depositary under a deposit agreement. We will identify the depositary in a prospectus supplement. Subject to the terms of the deposit agreement, if you own a depositary share, you will be entitled, in proportion to the fraction of the share of preferred stock represented by your depositary share, to all of the rights and preferences to which you would be entitled if you owned the share of preferred stock represented by your depositary share directly (including dividend, voting, redemption, subscription and liquidation rights). As of December 31, 2007, we had 4,000,000 depositary shares, each representing 1/100th of a share of our Series A preferred stock, issued and outstanding.

The depositary shares will be represented by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of our preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Provisions. If you are a “record holder” (as defined below) of depositary receipts and we pay a cash dividend or other cash distribution with respect to the preferred stock represented by your depositary share, the depositary will distribute all cash dividends or other cash distributions it receives in respect of the preferred stock represented by your depositary receipts in proportion to the numbers of depositary shares you owned on the record date for that dividend or distribution.

If we make a distribution in a form other than cash, the depositary will distribute the property it receives to you and all other record holders of depositary receipts in an equitable manner, unless the depositary determines that it is not feasible to do so. If the depositary decides it cannot feasibly distribute the property, it may sell the property and distribute the net proceeds from the sale to you and the other record holders. The amount the depositary distributes in any of the foregoing cases may be reduced by any amounts that we or the depositary is required to withhold on account of taxes.

A “record holder” is a person who holds depositary receipts on the record date for any dividend, distribution or other action. The record date for depositary shares will be the same as the record date for the preferred stock represented by those depositary receipts.

Withdrawal of Preferred Stock. If you surrender your depositary receipts, the depositary will be required to deliver certificates to you evidencing the number of shares of preferred stock represented by those receipts (but only in whole shares). If you deliver depositary receipts representing a number of depositary shares that is greater than the number of whole shares to be withdrawn, the depositary will deliver to you at the same time a new depositary receipt evidencing the fractional shares.

Redemption of Depositary Shares. If we redeem a series of shares of preferred stock represented by depositary receipts, the depositary will redeem depositary shares from the proceeds it receives after redemption of the preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of shares of preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select shares to be redeemed by lot, pro rata or by any other equitable method it may determine. After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders of those depositary shares will cease, except the right to receive the redemption price that the holders of the depositary shares were entitled to receive upon redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock. When the depositary receives notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail information contained in the notice to you as a record holder of the depositary shares relating to the preferred stock. As a record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock), you will be entitled to instruct the depositary as to how you would like your votes to be exercised. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by your depositary shares in accordance with your instructions. We will agree to take all reasonable action that the depositary may deem necessary to enable the depositary to do this. If you do not send specific instructions the depositary will not vote the preferred stock represented by your depositary shares.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, you will be entitled, as a record holder of depositary shares, to the fraction of the liquidation preference accorded each applicable share of preferred stock, as has been set forth in a prospectus supplement.

Amendment and Termination of the Deposit Agreement. We and the depositary may amend the form of depositary receipt and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters your rights as a holder of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. The deposit agreement will only terminate if:

•	we redeem all outstanding depositary shares; or

•

we make a final distribution in respect of the related preferred stock to which the depositary shares and agreement relate, including in connection with any liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary shares.

Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to do so. Additionally, we may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary and the successor accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A successor depositary must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50 million.

Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of preferred stock by owners of the depositary shares and any redemption of the preferred stock. You will pay other transfer and other taxes, governmental charges and other charges expressly provided for in the deposit agreement.

Miscellaneous. The depositary will forward to you all notices, reports and communications, including proxy soliciting material, from us that we are required, or otherwise determine, to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable under the deposit agreement to you other than for the depositary’s gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

CERTAIN PROVISIONS OF MARYLAND LAW AND

OUR ARTICLES OF INCORPORATION AND BYLAWS

The following summary of certain provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws is not complete. You should read the Maryland General Corporation Law and our articles of incorporation and bylaws for more complete information. The business combination provisions and the control share acquisition provisions of Maryland law, both of which are discussed below, could have the effect of delaying or preventing a change in our control. Also, the removal of directors provisions and the advance notice provisions of the bylaws could have the effect of delaying or preventing a transaction or a change in our control. These provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer, even if the offer contains a premium price for holders of our equity stock or otherwise benefits stockholders.

Restrictions on Ownership and Transfer. Restrictions on ownership and transfer of shares are important to ensure that we meet certain conditions under the Code to qualify as a REIT. For example, the Code contains the following requirements.

•

No more than 50% in value of a REIT’s stock may be owned, actually or constructively (based on attribution rules in the Code), by five or fewer individuals during the last half of a taxable year or a proportionate part of a shorter taxable year, which we refer to as the 5/50 Rule. Under the Code, individuals include certain tax-exempt entities, except that qualified domestic pension funds are not generally treated as individuals.

•

If a REIT, or an owner of 10% or more of a REIT, is treated as owning 10% or more of a tenant of the REIT’s property, the rent received by the REIT from the tenant will not be “qualifying income” for purposes of the REIT gross income tests of the Code.

•	A REIT’s stock or beneficial interests must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order to maintain our qualification as a REIT, our articles of incorporation, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 2.5% in value of our issued and outstanding equity securities with the exception of members of The Saul Organization, who are restricted to 39.9% in value of our issued and outstanding equity securities. In this prospectus, the term “ownership limitation” is used to describe this provision of our articles of incorporation.

As of December 31, 2007, Mr. Saul II and members of The Saul Organization owned common stock representing approximately 33.7% in value of all our issued and outstanding equity securities. In addition, members of The Saul Organization beneficially owned Partnership units that are, in general, convertible into our common stock on a one-for-one basis. Members of the Saul Organization are permitted under our articles of incorporation to convert Partnership units into shares of common stock or acquire additional shares of common stock until The Saul Organization’s actual ownership of common stock reaches 39.9% in value of our equity securities.

Any transfer of shares will be null and void, and the intended transferee will acquire no rights in such shares if the transfer:

•	results in any person owning, directly or indirectly, shares in excess of the ownership limitation;

•	results in the shares being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	results in our being “closely held” (within the meaning of Section 856(h) of the Code); or

•	otherwise results in our failure to qualify as a REIT.

If a stockholder owns more than 1.9% of the value of our outstanding equity stock, then the stockholder must notify us of its share ownership by January 31 of each year.

The ownership limitation generally does not apply to the acquisition of stock by an underwriter that participates in a public offering of such stock. In addition, the Board of Directors may exempt a person from the ownership limitation under certain circumstances and conditions. The Board of Directors may not grant an exemption from the ownership limitation to any proposed transferee whose ownership, direct or indirect, of our stock in excess of the ownership limitation would result in the termination of our status as a REIT. The Board of Directors has authorized us to grant waivers to look-through entities, such as mutual funds, in which shares of equity stock owned by the entity are treated as owned proportionally by individuals who are the beneficial owners of the entity. Even though these entities may own stock in excess of the 2.5% ownership limit, no individual beneficially or constructively would own more than 2.5%.

In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization.

The ownership limitation could have the effect of delaying, deferring or preventing a transaction or a change in our control that might involve a premium price for our stock or otherwise be in the best interest of our stockholders. All certificates representing shares of stock will bear a legend referring to the restrictions described above.

Automatic Transfer of Stock to Trust. With certain exceptions described below, if any purported transfer of shares would violate any of the restrictions described in the immediately preceding paragraph, then the transfer will be null and void, and those shares will be designated as “excess stock” and transferred automatically to a trust. The transfer to the trust is effective as of the end of the business day next preceding the date of the purported transfer of such shares. The record holder of the shares that are designated as excess stock must deliver those shares to us for registration in the name of the trust. We will act as trustee of the trust. The beneficiary of the trust will be the persons to whom an interest in the excess stock is eventually transferred as provided below.

Any shares of excess stock remain issued and outstanding shares of stock. From and after the purported transfer resulting in excess stock, the record holder shall not be entitled to any dividends or distributions (except upon liquidation) or voting right, except as required by law, but shall be entitled to the right to payment of the purchase price of the shares. Any dividend or distribution paid to a record holder on excess stock shall be repaid to us upon demand. Subject to the ownership limitation, the excess stock may be retransferred by the record holder to any person if the excess stock will not be excess stock in the hands of the person at a price not to exceed:

•	the price paid by the record holder; or

•	if no consideration was paid, fair market value, at which point the excess stock will automatically be exchanged for the equity stock to which the excess stock was attributable.

In addition, the excess stock will be subject to repurchase by us at our election for a period of 90 days after the date of the purported transfer which resulted in such excess stock at a price per share equal to the lesser of (1) the price per share in the transaction that created the excess stock or (2) the fair market value of such shares on the date that we, or our designee, determine to exercise the repurchase right.

Any person who acquires or attempts to acquire common stock or preferred stock which would be null and void under the restrictions described above, or any person who owned common stock or preferred stock that were transferred to a trust, must (1) give us immediate written notice of such event and (2) provide us such other information as requested in order to determine the effect, if any, of such transfer on our status as a REIT.

Business Combinations. Maryland General Corporation Law prohibits us from entering into “business combinations” and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between us and an “interested stockholder” (as defined below). An interested stockholder is:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	any of our affiliates which beneficially owned 10% or more of the voting power of our shares within two years prior to the date in question.

We may not engage in a business combination with an interested stockholder or any of its affiliates for five years after the interested stockholder becomes an interested stockholder. We may engage in business combinations with an interested stockholder if at least five years have passed since the person became an interested stockholder, but only if the transaction is:

•	recommended by our Board of Directors; and

•	approved by at least

•	80% of our outstanding shares entitled to vote; and

•	two-thirds of our outstanding shares entitled to vote that are not held by the interested stockholder.

Stockholder approval will not be required if our stockholders receive a minimum price (as defined in the statute) for their shares and our stockholders receive cash or the same form of consideration as the interested stockholder paid for its shares.

This prohibition does not apply to business combinations involving us that are exempted by the Board of Directors before the interested stockholder becomes an interested stockholder. Our articles of incorporation have exempted from this provision any business combination with a member of The Saul Organization.

Control Share Acquisitions. The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless two-thirds of the stockholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

“Control Shares” are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors

•	10% or more but less than one-third of such shares;

•	one-third or more but less than a majority of such shares; or

•	a majority of the outstanding shares.

Control shares do not include shares the acquiring person is entitled to vote with stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

If this provision becomes applicable to us, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel our Board of Directors to call a special meeting of stockholders to consider the voting rights of the control shares. We could also present the question at any stockholders’ meeting on our own.

If this provision becomes applicable to us, subject to certain conditions and limitations, we would be able to redeem any or all control shares. If voting rights for control shares were approved at a stockholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other stockholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

Our articles of incorporation state that the Maryland “control share acquisition” law will not apply to any acquisition of our capital stock by the following persons:

•	members of The Saul Organization;

•	directors, officers and employees of us and the Partnership; and

•	any other persons authorized by the Board of Directors.

Limitation of Liability of Directors and Officers. Our articles of incorporation provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer shall be liable to us or our stockholders for money damages. The Maryland General Corporation Law provides that we may restrict or limit the liability of directors or officers for money damages except

•	to the extent anyone actually received an improper benefit or profit in money property or services; or

•

a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action was material to the cause of action adjudicated and the action or failure to act was the result of bad faith or active and deliberate dishonesty.

Indemnification of Directors and Officers. Our articles and bylaws require us to indemnify to the fullest extent permitted by and under the applicable provisions of Maryland General Corporation Law any person who is or was, or who agrees to become, one of our directors or officers or, while one of our directors, is or was serving or agrees to serve, as a director, officer, partner, joint venturer, employee or trustee of another entity, who, by reason of his or her status or service as such was, or is threatened to be made a party, or otherwise involved in any proceeding. The indemnification extends to all losses suffered and all expenses actually and reasonably incurred in connection with any proceeding. The Maryland General Corporation Law provides that we may indemnify directors and officers unless

•	the director actually received an improper benefit or profit in money, property or services;

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or

•	in a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Our articles of incorporation and bylaws require, as a condition to advancing expenses, (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and (2) a written affirmation to repay the amount paid by us if it is determined that the director or officer was not entitled to indemnification.

Our articles of incorporation and bylaws also provide that:

•

we may, but are not required to, provide indemnification, payment or reimbursement of expenses to any of our employees or agents in such capacity or any person who is or was serving at our request as a director, officer, partner, joint venturer, employee, trustee or agent of another corporation or entity;

•

the Board of Directors may authorize management to act on our behalf in matters relating to indemnification, subject to any limitations that may be imposed by the Board of Directors and to the requirements of applicable law;

•

indemnification and payment or reimbursement of advances as may be permitted or required pursuant to our bylaws shall be furnished in accordance with the procedures set forth in the Maryland General Corporation Law; and

•

we may provide such other further indemnification or provision for the payment or advancement of expenses as may be permitted by the Maryland General Corporation Law for directors of Maryland corporations.

Duties of Directors. Under Maryland law, there is a presumption that the act of a director satisfies the required standard of care. An act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director. This provision does not impose an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context, and shifts the burden of proof for demonstrating that the defensive mechanism adopted by a board is reasonable in relation to the threat posed to the board.

Number of Directors; Classified Board. The number of directors may be increased or decreased pursuant to the bylaws, provided that the total number of directors may not be less than three or more than 15. Under Maryland law and our articles of incorporation, directors, subject to the rights of holders of any shares of preferred stock, are elected in three classes for staggered, three-year terms.

Removal of Directors. Under the articles of incorporation, and subject to the rights of any holders of preferred stock, our stockholders may remove a director only with cause upon the affirmative vote of 75% of the Board of Directors or 75% of the number of shares outstanding and entitled to vote on that matter.

Vacancies on the Board of Directors. The bylaws provide that, subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by vote of a majority of the remaining directors. Each director so elected shall serve for the unexpired term of the director he is replacing.

Meetings of Stockholders. Our bylaws provide for an annual meeting of stockholders, to be held in April, to elect individuals to the Board of Directors for that class of directors then standing for election and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by our Chairman of the Board, President or by a majority of the Board of Directors, and shall be called at the request in writing of the holders of 25% of all votes entitled to be cast at the meeting.

Our bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, if all of the shares entitled to vote on the matter consent to the action in writing, the written consents are filed with the records of the meetings of stockholders and each stockholder executed a written waiver of any right to dissent.

Advance Notice for Stockholder Nominations and Stockholder New Business Proposals. Our bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, to nominate a director or bring other business before a meeting of stockholders, a stockholder must deliver notice to our Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, however, notice must be timely delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the date on which public announcement is first made of the annual meeting.

For a special meeting, to nominate a director, a stockholder must deliver notice to our Secretary not earlier that the close of business on the 90th day prior to the special meeting and not later than the close of business on the later of the 70th day prior to the special meeting or the 10th day following the date on which public announcement is first made of the special meeting. Nominations for elections to the Board of Directors at a special meeting may be made by stockholders only if the Board of Directors has determined that directors shall be elected at the special meeting.

The postponement or adjournment of an annual or special meeting to a later date or time shall not commence any new time periods for the giving of notice as described above. Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.

FEDERAL INCOME TAX CONSIDERATIONS

The following sections summarize the material federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. For example, this discussion addresses only stock held as a capital asset. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as financial institutions, brokers, dealers in securities and commodities, insurance companies, former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt U.S. Stockholders” below), persons subject to the alternative minimum tax, persons that are, or that hold their stock through, partnerships or other pass-through entities, U.S. stockholders whose functional currency is not the U.S. dollar, persons that hold stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, or non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Stockholders” below). This summary does not address any aspect of state, local or foreign taxation or any U.S. federal tax other than the income tax and only to the extent specifically provided herein certain excise taxes potentially applicable to REITs.

This summary is based upon the provisions of the Code, the regulations of the U.S. Department of Treasury (“Treasury”) promulgated thereunder and judicial and administrative rulings now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect.

We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our stock, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Saul Centers, Inc.

The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1993 federal income tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In the opinion of our tax counsel, Pillsbury Winthrop Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Code with respect to our taxable years ended through December 31, 2007; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code, and our current method of operation and ownership will enable us to meet the requirements for qualification and taxation as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our stock, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Pillsbury Winthrop Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, our actual operating results may not satisfy the qualification tests. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “—Requirements for REIT Qualification—Failure to Qualify.”

As a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and stockholder levels) that generally results from owning stock in a C corporation. However, we will be subject to federal tax in the following circumstances:

•

we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned;

•	we may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders;

•

we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

•

we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business (“prohibited transactions”);

•

if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under “–Requirements for REIT Qualification—Income Tests”), but nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail, respectively, the 75% or 95% gross income test, multiplied, in either case, by (ii) a fraction intended to reflect our profitability;

•

if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test;

•

if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect, but we would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements;

•

if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

•

we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with the rules relating to the composition of a REIT’s stockholders;

•	we may elect to retain and pay income tax on our net long-term capital gain; or

•

if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a “carryover” basis in the asset (i.e., basis determined by reference to the C corporation’s basis in the asset (or another asset)), and we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset, we will pay tax at the highest regular corporate rate applicable on the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Requirements for REIT Qualification

To qualify as a REIT, we must meet the following requirements:

1.	we are managed by one or more trustees or directors;

2.	our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	at least 100 persons are beneficial owners of our stock or ownership certificates;

6.	not more than 50% in value of our outstanding stock or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “5/50 Rule”);

7.	we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related regulations of the Treasury; and

9.	we meet certain other qualification tests, described below, regarding the nature of our income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code Section 401(a), and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

We believe we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our equity securities so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our equity securities are described in “Certain Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer.”

We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT, unless we and the subsidiary have jointly elected to have it treated as a “taxable REIT subsidiary,” in which case it is treated separately from us and will be subject to federal corporate income taxation. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of income of the Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements. Our proportionate share is generally determined, for these purposes, based on our percentage interest in partnership equity capital.

Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT:

•

At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test includes “rents from real property,” interest on debt secured by mortgages on real property or on interests in real property, gain from the sale of real estate assets, and dividends or other distributions on and gain from the sale of shares in other REITs; and

•

At least 95% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing (the “95% gross income test”).

The following paragraphs discuss the specific application of these tests to us.

Rental Income. The Partnership’s primary source of income derives from leasing properties. There are various limitations on whether rent that the Partnership receives from real property that it owns and leases to tenants will qualify as “rents from real property” (which is qualifying income for purposes of the 75% and 95% gross income tests) under the REIT tax rules.

•

If the rent is based, in whole or in part, on the income or profits of any person although, generally, rent may be based on a fixed percentage or percentages of receipts or sales, the rent will not qualify as “rents from real property.” The Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements unless we determine in our discretion that such arrangements will not jeopardize our status as a REIT.

•

Except in certain limited circumstances involving taxable REIT subsidiaries, if we or someone who owns 10% or more of our stock owns 10% or more of a tenant from whom the Partnership receives rent, the tenant is deemed a “related party tenant,” and the rent paid by the related party tenant will not qualify as “rents from real property.” Our ownership and the ownership of a tenant is determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and the Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute “related party tenants.” In such event, rent paid by the related party tenant will not qualify as “rents from real property,” which may jeopardize our status as a REIT. The Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT. The Partnership leases property to Chevy Chase Bank, a member of The Saul Organization, which is deemed a “related party tenant.” We actively monitor the amount of rent we receive from Chevy Chase Bank and have determined that the rent received from Chevy Chase Bank does not jeopardize our REIT status.

•

In the case of certain rent from a taxable REIT subsidiary which would, but for this exception, be considered rent from a related party tenant, the space leased to the taxable REIT subsidiary must be part of a property at least 90% of which is rented to persons other than taxable REIT subsidiaries and related party tenants, and the amounts of rent paid to us by the taxable REIT subsidiary must be substantially comparable to the rents paid by such other persons for comparable space. We do not currently have any taxable REIT subsidiaries, but if in the future we rent space to any taxable REIT subsidiary we intend to meet these conditions, unless we determine in our discretion that the rent received from such taxable REIT subsidiary is not material and will not jeopardize our status as a REIT

•

If the rent attributable to any personal property leased in connection with a lease of property is more than 15% of the total rent received under the lease, all of the rent attributable to the personal property will fail to qualify as “rents from real property.” In general, the Partnership has not leased a significant amount of personal property under its current leases. If any incidental personal property has been leased, we believe that rent under each lease from the personal property would be less than 15% of total rent from that lease. If the Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

•

In general, if the Partnership furnishes or renders services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the Partnership does not derive revenue or through a taxable REIT subsidiary, the income received from the tenants may not be deemed “rents from real property.” The Partnership may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered to be provided for the tenant’s convenience. In addition, the Partnership may render directly a de minimis amount of “non-customary” services to the tenants of a property without disqualifying the income as “rents from real property,” as long as its income from the services does not exceed 1% of its income from the related property. The Partnership has not provided noncustomary services to leased properties other than through an independent contractor. In the future, the Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

Based on, and subject to, the foregoing, we believe that rent from our leases should generally qualify as “rents from real property” for purposes of the 75% and 95% gross income tests, except in amounts that should not jeopardize our status as a REIT. As described above, however, the IRS may assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

On an ongoing basis, we will use our best efforts not to cause the Partnership to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

•

rent any property to a related party tenant (taking into account the applicable constructive ownership rules and the exception for taxable REIT subsidiaries), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT;

•

derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

•

perform services considered to be provided for the convenience of the tenant that generate rents exceeding 1% of all amounts received or accrued during the taxable year with respect to such property, other than through an independent contractor from whom we derive no revenue, through a taxable REIT subsidiary, or if the provisions of such services will not jeopardize our status as a REIT.

Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

Tax on Income From Property Acquired in Foreclosure. We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. “Foreclosure property” is any real property (including interests in real property) and any personal property incident to such real property:

•

that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on a debt owed to the REIT secured by the property;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

•	the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

•

the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test;

•

the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

•

the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

Tax on Prohibited Transactions. A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. The prohibited transaction rules do not apply to property held by a taxable REIT subsidiary of a REIT. We believe that none of our assets (including those held by the Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Tax and Deduction Limits on Certain Transactions with Taxable REIT Subsidiaries. A REIT will incur a 100% tax on certain transactions between a REIT and a taxable REIT subsidiary to the extent the transactions are not on an arms-length basis. In addition, under certain circumstances the interest paid by a taxable REIT subsidiary to the REIT may not be deductible by the taxable REIT subsidiary.

Hedging Transactions. Except to the extent provided by Treasury regulations, any income we derive from a hedging transaction (which may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts) which is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets. Income from any hedging transaction will, however, be nonqualifying for purposes of the 75% gross income test.

Relief from Consequences of Failing to Meet Income Tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, and we file a schedule of the sources of our income in accordance with regulations prescribed by the Treasury. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in “—Taxation of Saul Centers, Inc.,” even if the relief provisions apply, we would incur a 100% tax on gross income to the extent we fail the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

Asset Tests. To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•

At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”).

•	“Real estate assets” include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

•

“Interests in real property” include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

•

Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

•

For investments not included in the 75% asset test, (A) the value of our interest in any one issuer’s securities, which does not include our equity ownership of other REITs, the Partnership or any taxable REIT subsidiary or qualified REIT subsidiary, may not exceed 5% of the value of our total assets (the “5% asset test”), (B) we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (which does not include our equity ownership in other REITs, the Partnership, any qualified REIT subsidiary or any taxable REIT subsidiary (the “10% asset test”)), (C) the value of our securities in one or more taxable REIT subsidiaries may not exceed 20% of the value of our total assets, and (D) no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and our assets that are not qualifying assets for purposes of the 75% asset test. For purposes of the 10% asset test that relates to value, the following are not treated as securities: (i) loans to individuals and estates, (ii) securities issued by REITs, (iii) accrued obligations to pay rent, (iv) certain debt meeting the definition of “straight debt” if neither we nor a taxable REIT subsidiary that we control hold more than 1% of the issuer’s securities that do not qualify as “straight debt,” and (v) debt issued by a partnership if the partnership meets the 75% gross income test with respect to its own gross income.

We intend to select future investments so as to comply with the asset tests.

If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Relief from Consequences of Failing to Meet Asset Tests. If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions are available for failures of the 5% asset test and the 10% asset test if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and (ii) the failure is corrected or we otherwise return to compliance with the applicable asset test within 6 months following the quarter in which it was discovered. In addition, should we fail to satisfy any of the asset tests other than failures addressed in the previous sentence, we may nevertheless qualify as a REIT for such year if (i) the failure is due to reasonable cause and not due to willful neglect, (ii) we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, (iii) the failure is corrected or we otherwise return to compliance with the asset tests within 6 months following the quarter in which the failure was discovered, and (iv) we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset tests. We may not qualify for the relief provisions in all circumstances.

Distribution Requirements. Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our stockholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if we (i) declare a dividend in one of the last three months of the calendar year to which the dividend relates which is payable to stockholders of record as determined in one of such months, and pay the distribution during January of the following taxable year, or (ii) declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax at regular corporate rates on taxable income (including net capital gain) that we do not distribute to stockholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders.” For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

Relief from Other Failures of the REIT Qualification Provisions. If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Failure to Qualify. If we fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders and we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current or accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Any such dividends should, however, be “qualified dividend income,” which is taxable at long-term capital gain rates for individual stockholders who satisfy certain holding period requirements for tax years through 2010. Furthermore, subject to certain limitations of the Code, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “taxable U.S. stockholder” means a taxable beneficial owner of our stock (or depositary shares) that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect to be treated as a U.S. person.

If a partnership, including an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our stock (or depositary shares), the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

For U.S. federal income tax purposes, holders of depositary share receipts will be treated as if they held the equivalent fraction of the underlying preferred stock. Accordingly, the discussion below with respect to the consequences of holding our preferred stock applies equally to holders of our depositary receipts.

Dividends and Other Taxable U.S. Stockholder Distributions. As long as we qualify as a REIT, a taxable U.S. stockholder must take into account distributions on our common and preferred stock out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. Such distributions will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to taxable U.S. stockholders generally will not qualify for the 15% tax rate (applicable to tax years through 2010) for “qualified dividend income.”

In determining the extent to which a distribution constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock and then to distributions with respect to our common stock. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our stockholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of each class or series of preferred stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of such class or series of preferred stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our stock for the year. The remainder of the designated capital gain dividends will be allocable to holders of our common stock.

A taxable U.S. stockholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the taxable U.S. stockholder has held its stock. See “—Capital Gains and Losses” below. Subject to certain limitations, we will designate whether our capital gain dividends are taxable at the usual capital gains rate or at the higher rate applicable to depreciation recapture. A corporate taxable U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a taxable U.S. stockholder would be taxed on its proportionate share of our undistributed long- term capital gain. The taxable U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The taxable U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A taxable U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the taxable U.S. stockholder’s stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. To the extent a distribution exceeds both our current and accumulated earnings and profits and the taxable U.S. stockholder’s adjusted basis in its stock, the taxable U.S. stockholder will recognize long-term capital gain (or short-term capital gain if the stock has been held for one year or less), assuming the stock is a capital asset in the hands of the taxable U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a taxable U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the taxable U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify taxable U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute return of capital, ordinary income or capital gain dividends.

Taxation of Taxable U.S. Stockholders on the Disposition of our Stock. In general, a taxable U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the taxable U.S. stockholder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a taxable U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such taxable U.S. stockholder treats as long-term capital gain. All or a portion of any loss a taxable U.S. stockholder realizes upon a taxable disposition of our stock may be disallowed if the taxable U.S. stockholder purchases substantially identical stock within the 61-day period beginning 30 days before and ending 30 days after the disposition.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income exceeds the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property” (i.e., depreciable real property) is, to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property,” higher than the maximum long-term capital gain rate otherwise applicable. With respect to distributions that we designate as capital gain dividends and any retained capital gain that is deemed to be distributed, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate stockholders at the lower or higher rate. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers is significant. A taxable U.S. stockholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. Taxable U.S. stockholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such stockholders. Taxable U.S. stockholders will increase their basis in their stock by the difference between the amount of such includible gains and the tax deemed paid by the taxable U.S. stockholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may generally deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Redemption of Preferred Stock for Cash. The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. As stated above, in general a taxable U.S. stockholder of preferred stock will recognize capital gain or loss measured by the difference between the amount received upon the redemption and such holder’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) results in a “complete termination”' of the holder's interest in all classes of our stock under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate’” with respect to the holder’s interest in our stock under Section 302(b)(2) of the Code (which will not be the case if only preferred stock is redeemed, since they generally do not have voting rights), or (iii) is “not essentially equivalent to a dividend” with respect to the holder of preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred stock owned by the taxable U.S. stockholder, but also such holder’s ownership of our common stock and any other options (including share purchase rights) to acquire any of the foregoing. The holder of preferred stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If a particular taxable U.S. stockholder of preferred stock owns (actually or constructively) none of our common stock or an insubstantial percentage of our outstanding common stock, then based upon current law, it is probable that the redemption of preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a taxable U.S. stockholder of preferred stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the preferred stock will be treated as a distribution on the preferred stock. If the redemption is taxed as a dividend, the taxable U.S. stockholder’s adjusted tax basis in the preferred stock will be transferred to any other stock held by the holder. If the holder of preferred stock owns none of our other stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

The Treasury previously proposed regulations which would have altered the method for recovering a taxable U.S. stockholder’s adjusted tax basis in any of our preferred stock redeemed in a dividend equivalent redemption. Under the proposed Treasury regulations, a holder would be treated as realizing a capital loss on the date of the dividend equivalent redemption equal to the adjusted tax basis of the stock redeemed, subject to adjustments. The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, the holder’s ceasing to actually or constructively own any stock. However, the proposed Treasury regulations have since been withdrawn by the Treasury. Although presumably the existing methods for recovering adjusted tax basis continue to apply in such a redemption, the Treasury is considering other methods for basis recovery, and new regulations addressing this treatment could be promulgated in the future. We urge you to consult your tax advisor concerning the treatment of a cash redemption of our preferred stock or depositary shares.

Current Tax Rates. The maximum tax rate on the long-term capital gains of domestic non-corporate taxpayers is 15% for taxable years beginning on or before December 31, 2010). The tax rate on “qualified dividend income” is the same as the maximum capital gains rate, and is substantially lower than the maximum rate on ordinary income. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for the tax rate on qualified dividend income. As a result, our ordinary REIT distributions are taxed at the higher tax rates applicable to ordinary income. However, with respect to non-corporate taxpayers, the 15% rate does generally apply to:

•	a stockholder’s long-term capital gain, if any, recognized on the disposition of our stock;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations (including any taxable REIT subsidiaries); and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

Without legislation, for non-corporate taxpayers the maximum tax rate on long-term capital gains will increase to 20% in 2011, and qualified dividend income will no longer be taxed at a preferential rate compared to ordinary income.

Information Reporting and Backup Withholding. Taxable U.S. stockholders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding and related information reporting on payments of dividends on, and the proceeds from the disposition of, our stock, unless, when required they fail to demonstrate their status as exempt recipients. In general, we will report to our other stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (currently at the rate of 28%) with respect to dividends unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. Backup withholding is not an additional tax and may be credited against a stockholder's regular U.S. federal income tax liability or refunded by the IRS.

Taxation of Tax-Exempt U.S. Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities (“exempt organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the stock of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBTI. However, if an exempt organization were to finance its acquisition of stock with debt, a portion of the income that they receive from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our stock. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as UBTI (the “UBTI Percentage”). The UBTI Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBTI rule applies to a pension trust holding more than 10% of our stock only if:

•	the UBTI Percentage is at least 5%;

•

we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•

we are a “pension-held REIT” (i.e., either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock).

Tax-exempt entities will be subject to the rules described above, under the heading “—Taxation of Taxable U.S. Stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of non-U.S. stockholders (defined below) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of stock, including any reporting requirements. As used herein, the term “non-U.S. stockholder” means any taxable beneficial owner of our stock (other than a partnership or entity that is treated as a partnership for U.S. federal income tax purposes) that is not a taxable U.S. stockholder.

Ordinary Dividends. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. If a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, however, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as taxable U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation unless the rate is reduced or eliminated by an applicable income tax treaty). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder (or beneficial owner in the case of stock owned through a pass-through entity that is not acting as a withholding foreign partnership or trust) timely provides an IRS Form W-8BEN to us evidencing eligibility for that reduced rate, (ii) the non-U.S. stockholder timely provides an IRS Form W-8ECI to us claiming that the distribution is effectively connected income, or (iii) the non-U.S. stockholder holds stock through a “qualified intermediary” that has elected to perform any necessary withholding itself.

Return of Capital. A non-U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends. Provided that a particular class of our stock is “regularly traded” on an established securities market in the United States, and the non-U.S. stockholder does not own more than 5% of the stock of such class at any time during the one-year period preceding the distribution, then amounts distributed with respect to that stock that are designated as capital gains from our sale or exchange of U.S. real property interests (defined below) are treated as ordinary dividends taxable as described above under “—Ordinary Dividends.”

If the foregoing exceptions do not apply, for example because the non-U.S. stockholder owns more than 5% of our shares, the non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of U.S. real property interests under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to taxable U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. stockholder) it is not subject to withholding under FIRPTA. Instead, we must make up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. stockholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “—Sale of Stock.”

Sale of Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of its stock as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a “domestically controlled REIT.” In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of a class of our outstanding stock at all times during a specified testing period will not incur tax under FIRPTA on a sale of such stock if the stock is “regularly traded” on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the stock would be taxed under FIRPTA, in which case a non-U.S. stockholder would be required to file a U.S. federal income tax return and would be taxed in the same manner as taxable U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and, if the sold shares were not regularly traded on an established securities market or we were not a domestically-controlled REIT, the purchaser of the shares may be required to withhold and remit to the IRS 10% of the purchase price. Additionally, a corporate non-U.S. stockholder may also be subject to the 30% branch profits tax on gains from the sale of stock taxed under FIRPTA.

A non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as taxable U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules. A non-U.S. stockholder that is treated as a corporation for U.S. federal income tax purposes and has effectively connected interest income (as described in the first point above) may also, under certain circumstances, be subject to an additional branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty.

Wash Sales. In general, special wash sale rules apply if a stockholder owning more than 5% of our stock avoids a taxable distribution of gain recognized from the sale or exchange of U.S. real property interests by selling our stock before the ex-dividend date of the distribution and then, within a designated period, enters into an option or contract to acquire our shares. If a wash sale occurs, then the seller/repurchaser will be treated as having gain recognized from the sale or exchange of U.S. real property interests in the same amount as if the avoided distribution had actually been received. Non-U.S. stockholders should consult their own tax advisors on the special wash sale rules that apply to non-U.S. stockholders.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-U.S. stockholder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty.

Backup withholding (currently at the rate of 28%) and additional information reporting will generally not apply to distributions to a non-U.S. stockholder provided that the non-U.S. stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by stockholders that are United States persons) for U.S. tax purposes; or

•

that is a foreign partnership, if at any time during its tax year more than 50% of its income or capital interests are held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S., unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of stock effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a non-U.S. stockholder’s U.S. federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the IRS.

Other Tax Consequences

State and Local Taxes. We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

Tax Aspects of Our Investments in the Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnership and its subsidiaries. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are entitled to include in our income our distributive share of the Partnership’s income and to deduct our distributive share of the Partnership’s losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that the Partnership and its subsidiaries are classified as partnerships for federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% Passive Income Exception”).

Treasury has issued regulations (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

We believe that the Partnership qualified for the Private Placement Exclusion since inception and intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception. It is possible that in the future the Partnership might not qualify for the Private Placement Exclusion.

If the Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that the Partnership will qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future the Partnership might not qualify for one of these exceptions.

If, however, for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for REIT Qualification—Income Tests” and “—Requirements for REIT Qualification—Asset Tests.” In addition, any change in the Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for REIT Qualification—Distribution Requirements.” Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnership and its Partners. The partners of the Partnership are subject to taxation. The Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the Partnership’s income, gains, losses, deductions and credits for any taxable year of the Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our formation. Consequently, the Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the partners who contribute property to the Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference (to the extent not previously taken into account) will generally be allocated to the contributing partners, including us, and other partners will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after such contribution. This will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us as a result of such sale.

A Book-Tax Difference may also arise as a result of the revaluation of property owned by the Partnership in connection with certain types of transactions, including in connection with certain non-pro rata contributions or distributions of assets by the Partnership in exchange for interests in the Partnership. In the event of such a revaluation, the partners (including us) who were partners in the Partnership immediately prior to the revaluation will be required to take any Book-Tax Difference created as a result of such revaluation into account in substantially the same manner as under the Section 704(c) rules discussed above. This would result in us being allocated income, gain, loss and deduction for tax purposes in amounts different than the economic or book income allocated to us by the Partnership.

The application of Section 704(c) to the Partnership may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for REIT Qualification—Distribution Requirements.” The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed or revalued assets at their agreed values.

Treasury has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by
Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of the Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to or revalued by the Partnership. The Partnership generally has elected to use the “traditional method with ceiling rule” for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurred, a larger portion of stockholder distributions would be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to or revalued by the Partnership in the future.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the Partnership;

•	increased by

•	our allocable share of the Partnership’s income, and

•	our allocable share of debt of the Partnership; and

•	reduced, but not below zero, by

•	our allocable share of the Partnership’s loss,

•	the amount of cash and the basis of any property distributed to us, and

•	constructive distributions resulting from a reduction in our share of debt of the Partnership.

If the allocation of our distributive share of the Partnership’s loss would reduce the adjusted tax basis of our partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnership’s distributions, or any decrease in our share of the debt of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of the Partnership’s Property. Generally, any gain realized by the Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under Section 704(c) of the Code to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for REIT Qualification—Income Tests.” We, however, do not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the Partnership’s trade or business.

PLAN OF DISTRIBUTION

We may sell our securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. The terms of any indemnification provisions will be set forth in the applicable prospectus supplement.

If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurance can be given as to the liquidity of the trading market for any such securities.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, the SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

LEGAL MATTERS

The validity of our securities will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, a limited liability partnership. In addition, the description of federal income tax consequences contained in this prospectus under “Federal Income Tax Considerations” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

The consolidated financial statements of Saul Centers, Inc., appearing in Saul Centers, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), and the effectiveness of Saul Centers, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “BFS.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933 with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 28, 2008 as well as any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (Exchange Act File No. 001-12254), from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made from the date of this prospectus until we sell all of the securities under this prospectus as supplemented.

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6200

Our prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

You should rely only on the information in our prospectus, any prospectus supplement and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement or any incorporated document is accurate as of any date other than the date of the document.

                Depositary Shares

Each Representing 1/100th of a Share of

            % Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

PROSPECTUS SUPPLEMENT

March    , 2008

RBC Capital Markets

Raymond James

Ferris, Baker Watts

Incorporated

Janney Montgomery Scott LLC